   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 2, 1997


                                                      REGISTRATION NO. 333-32713

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              WINSTON HOTELS, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

                  NORTH CAROLINA                                        56-1872141
 (State or other jurisdiction of incorporation or          (I.R.S. Employer Identification No.)
                   organization)

                         2209 CENTURY DRIVE, SUITE 300
                         RALEIGH, NORTH CAROLINA 27612
                                 (919) 510-6010
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ROBERT W. WINSTON, III
                         2209 CENTURY DRIVE, SUITE 300
                         RALEIGH, NORTH CAROLINA 27612
                                 (919) 510-6010
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                WITH A COPY TO:

                              ALAN J. PRINCE, ESQ.
                                KING & SPALDING
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                                 (404) 572-4600
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement in light of market conditions and other factors.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.   [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE


===============================================================================================================
                                                                                              AMOUNT OF
                 TITLE OF EACH CLASS OF                   PROPOSED MAXIMUM AGGREGATE         REGISTRATION
              SECURITIES TO BE REGISTERED                    OFFERING PRICE(1)(2)            FEE(3)(4)(5)
---------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share(3)...............
Preferred Stock, $.01 par value per share(3)............         $200,000,000                  $60,607
===============================================================================================================


(1) In no event will the aggregate maximum offering price of all securities registered under this Registration Statement exceed $200,000,000. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.
(2) The proposed maximum offering price per unit (a) has been omitted pursuant to General Instruction II.D. of Form S-3 and (b) will be determined, from time to time, by the Registrant in connection with the issuance by the Registrant of the securities registered hereunder.
(3) Subject to footnote (1), there is being registered hereunder an indeterminate number of shares of Common Stock and Preferred Stock as may be sold, from time to time, by Winston Hotels, Inc.
(4) Fee calculated pursuant to Rule 457(o).

(5) Previously paid.

                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE


     This Registration Statement relates to securities which may be offered from time to time by Winston Hotels, Inc. (the "Company"). This Registration Statement contains a form of basic prospectus (the "Basic Prospectus") relating to the Company which will be used in connection with one or more offerings of securities by the Company. This Registration Statement also contains a form of Prospectus Supplement relating to certain shares of Preferred Stock to be offered by the Company. The specific terms of additional securities to be offered will be set forth in a subsequent Prospectus Supplement relating to such securities.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS TO WHICH IT RELATES SHALL CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 1997


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED SEPTEMBER      , 1997)


                                2,000,000 SHARES

                              WINSTON HOTELS, INC.
                       % SERIES A CUMULATIVE PREFERRED STOCK
                      LIQUIDATION PREFERENCE $25 PER SHARE
LOGO
                             ---------------------


    Dividends on the     % Series A Cumulative Preferred Stock, $.01 par value
per share (the "Series A Preferred Stock"), of Winston Hotels, Inc. (the "Company") are cumulative from the date of original issue and are payable quarterly in arrears on the sixteenth day of January, April, July and October of
each year at the rate of     % per annum of the $25 liquidation preference (the
"Liquidation Preference") per share (equivalent to a fixed annual amount of
$         per share) to shareholders of record as they appear in the stock records of the Company at the close of business on the applicable record date for the respective dividend payment. The first record date for determination of shareholders entitled to receive dividends on the Series A Preferred Stock is expected to be December 30, 1997. See "Description of Series A Preferred
Stock -- Dividends."



    Except (i) in certain circumstances relating to preservation of the Company's qualification as a real estate investment trust (a "REIT") and (ii) in connection with a change of control of the Company, the Series A Preferred Stock is not redeemable prior to September 28, 2001. On and after such date, the Series A Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus accrued and unpaid dividends thereon, if any, up to the redemption date. The Series A Preferred Stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of Series A Preferred Stock -- Maturity,"
"-- Redemption of Series A Preferred Stock Upon a Change of Control" and
"-- Redemption."



    In order to ensure that the Company continues to meet the requirements for qualification as a REIT for federal income tax purposes, shares of Series A Preferred Stock shall be deemed "Excess Shares" pursuant to the Company's articles of incorporation (the "Articles of Incorporation") if a holder owns more than 9.9% of the Company's outstanding common stock or preferred stock, and the Company will have the right to purchase Excess Shares from the holder. See "Description of Series A Preferred Stock -- Restrictions on Ownership."


    The Company has applied to list the Series A Preferred Stock on the New York Stock Exchange ("NYSE") under the symbol "WXH PrA." If approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within a 30-day period after the initial delivery of the Series A Preferred Stock. See "Underwriting."


     SEE "RISK FACTORS" BEGINNING ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 6 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SERIES A PREFERRED STOCK OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
          OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                PRICE TO               UNDERWRITING             PROCEEDS TO
                                                 PUBLIC                DISCOUNT(1)               COMPANY(2)
------------------------------------------------------------------------------------------------------------------
Per Share..............................            $                        $                        $
------------------------------------------------------------------------------------------------------------------
Total..................................            $                        $                        $
==================================================================================================================

(1) The Company and WINN Limited Partnership (the "Partnership") have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $562,500.

                             ---------------------

    The shares of Series A Preferred Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if issued to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Series A Preferred Stock will be made through the facilities of The Depository Trust
Company, New York, New York, on or about September   , 1997.

MORGAN KEEGAN & COMPANY, INC.

                      J.C. BRADFORD & CO.


                                         RAYMOND JAMES & ASSOCIATES, INC.

                               September   , 1997

                              WINSTON HOTELS, INC.

         [MAP OF THE UNITED STATES SHOWING LOCATIONS OF WINSTON HOTELS]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES A PREFERRED STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE SERIES A PREFERRED STOCK OFFERING AND MAY BID FOR AND PURCHASE SHARES OF SERIES A PREFERRED STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein and therein by reference. Unless the context otherwise requires, as used herein the term "Company" shall mean and refer to the business and assets of Winston Hotels, Inc. and its subsidiaries on a consolidated basis.

     This Prospectus Supplement and the accompanying Prospectus, including documents incorporated by reference, contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, but not limited to, those paragraphs relating to development and acquisition of hotels contained herein and in the accompanying Prospectus. These statements represent the Company's judgment and are subject to risks and uncertainties that could cause actual operating results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ include, but are not limited to, the following: (i) risks associated with the Company's acquisition of hotels with little or no operating history, including the risk that such hotels will not achieve the level of revenue assumed by the Company and Winston Hospitality, Inc., the lessee of the Company's hotels (the "Lessee"), in calculating the respective Percentage Rent (as defined herein) formulas in the leases for such hotels; (ii) development risks, including the risks of construction delay, cost overruns, failure to receive zoning, occupancy and other required governmental permits and authorizations and the incurrence of development costs in connection with projects that are not completed; and (iii) factors identified in the Company's filings with the Securities and Exchange Commission, including the factors listed in the Registration Statement on Form S-3 in which this Prospectus Supplement and the accompanying Prospectus are included, the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                  THE COMPANY


     The Company is a self-advised and self-administered REIT that owns, acquires and develops hotels with nationally recognized franchise affiliations. The Company specializes in the acquisition and development of limited-service and extended-stay hotels. Currently, the Company owns, either directly or through WINN Limited Partnership (the "Partnership"), 35 hotels (the "Current Hotels") in eight states containing an aggregate of 4,697 rooms. The Company seeks to enhance shareholder value by: (i) participating in any increased room revenue from the Current Hotels and any subsequently acquired or developed hotels through Percentage Leases (as defined below); (ii) acquiring additional hotels that meet the Company's investment criteria; and (iii) selectively developing hotels and hotel additions as market conditions warrant.



     In order for the Company to qualify as a REIT, neither the Company nor its subsidiaries can operate hotels. Therefore, the Company leases all of the Current Hotels to the Lessee pursuant to leases that provide for rent payments based, in part, on revenues from the Current Hotels (the "Percentage Leases"). The Percentage Leases are designed to allow the Company to participate in any growth in revenues at the Current Hotels by providing that a portion (ranging from 62% to 70%) of each hotel's room revenues in excess of specified amounts will be paid to the Company as percentage rent ("Percentage Rent"). The Lessee operates 25 of the Current Hotels, Interstate Management and Investment Corporation ("IMIC") operates nine of the Current Hotels, and Promus Hotels, Inc. ("Promus") operates one of the Current Hotels. The Current Hotels operated by IMIC and Promus are managed pursuant to management agreements with the Lessee. Two of the Acquisition Hotels (as defined herein) and all of the Development Hotels (as defined herein) are expected to be managed by the Lessee, and one of the Acquisition Hotels (as defined herein) will be managed by Promus.

                              RECENT DEVELOPMENTS

ACQUISITIONS


     Since January 1, 1997, the Company has acquired four hotel properties (the "Newly Acquired Hotels"). On May 1, 1997, the Company acquired the 215-room Comfort Suites(R) in Orlando, Florida for $11.6 million in cash. On July 14, 1997, the Company acquired the 202-room Courtyard by Marriott-Brookhollow in Houston, Texas and the 126-room Hampton Inn in West Springfield, Massachusetts. The aggregate purchase price for these two hotels was $16.7 million, consisting of $6.3 million in cash and 815,000 units of interest in the Partnership ("Units") valued at $10.4 million. On July 17, 1997, 374,900 of these Units were redeemed in exchange for the same number of newly issued shares of Common Stock. On August 6, 1997, the Company acquired the 127-room Holiday Inn Express(R) located in Clearwater, Florida for $6.4 million in cash. The Company utilized borrowings under its $125 million line of credit (the "Line of Credit") to fund the cash portion of the purchase price of the Newly Acquired Hotels.



     The Company has signed letters of intent or definitive agreements to acquire three additional hotels, which contain an aggregate of 393 rooms (the "Acquisition Hotels") for total purchase prices aggregating $23.7 million. The Acquisition Hotels consist of: (i) a 160-room Courtyard by Marriott located in Ann Arbor, Michigan to be acquired for $10.8 million in cash; (ii) a 110-room Fairfield Inn(R) located in Ann Arbor, Michigan to be acquired for $4.3 million in cash; and (iii) a 123-room Homewood Suites located in Richmond, Virginia to be acquired for $8.6 million, including approximately $1.8 million of newly issued Common Stock. The Company anticipates that the Acquisition Hotels will be acquired during the third and fourth quarters of 1997. There can be no assurance, however, that the purchases of the Acquisition Hotels will be consummated at all or consummated on schedule or on budget. See "Risk
Factors -- Risk that Pending Acquisitions Will Not Close." The Company intends to pay for the Acquisition Hotels with borrowings under the Line of Credit.


DEVELOPMENT HOTELS


     The Company currently is developing five hotels, which include Homewood Suites hotels in Raleigh, North Carolina, Alpharetta, Georgia, Lake Mary, Florida and Durham, North Carolina, and a Courtyard by Marriott in Winston-Salem, North Carolina (collectively, the "Development Hotels"). The Company expects that the Development Hotels will contain an aggregate of 577 rooms. The Company anticipates that two of the Homewood Suites hotels will be completed by the end of 1997, one Homewood Suites hotel will be completed by the spring of 1998 and the remaining Development Hotels will be completed by the summer of 1998. The Company estimates that the aggregate development costs for the Development Hotels will be approximately $50.3 million and will be funded through borrowings under the Line of Credit.


OTHER POTENTIAL TRANSACTIONS


     The Company is in various stages of evaluation and negotiation with respect to a number of other available hotel transactions. Due to the preliminary status of such negotiations and evaluations, no assurance can be given that the Company will elect to pursue, or succeed in the completion of, any of such transactions.



     The Company evaluates its hotel portfolio with respect to the potential sale of certain of its hotel properties if it believes it can reinvest the proceeds of a sale at a more attractive rate of return. The Company is considering selling or otherwise disposing of the Comfort Inn in Augusta, Georgia and the Comfort Suites in London, Kentucky. The Company has no commitment, letter of intent or other agreement with any potential buyer of either hotel, and there can be no assurance that any such sale will occur.



MANAGEMENT MATTERS



     On August 19, 1997, the Company announced that Philip R. Alfano, the Company's Senior Vice President, Chief Financial Officer and Secretary, will resign to pursue personal interests. Mr. Alfano will continue to handle day-to-day operations as chief financial officer in the near term and the Company has engaged an executive search firm to assist in the process of selecting Mr. Alfano's replacement. See "Management".

                                   THE HOTELS

     The following table sets forth certain unaudited information with respect to the Hotels (dollar amounts are in thousands):


                                                                                       PRO FORMA
                                                                             YEAR ENDED DECEMBER 31, 1996
                           NUMBER                               -------------------------------------------------------
                             OF                                                                       AVERAGE
                           ROOMS/     YEAR                       ROOM         LEASE                    DAILY
HOTELS                     SUITES   OPENED(1)   DATE ACQUIRED   REVENUE    PAYMENTS(2)   OCCUPANCY     RATE      REVPAR
------                     ------   ---------   --------------  -------    -----------   ---------    -------    ------
CURRENT HOTELS
Hampton Inn:
 Durham, NC..............   137       1987      May 1994        $2,868       $1,350         90.7%     $63.09     $57.22
 Raleigh, NC.............   141       1986(3)   May 1995         2,731        1,292         84.5       62.60      52.90
 Charlotte, NC...........   125       1991      May 1994         2,542        1,201         85.3       65.13      55.56
 Southlake (Atlanta),
   GA....................   124       1990      May 1994         2,465        1,105         80.9       67.15      54.32
 Cary, NC................   130       1989      May 1994         2,453        1,149         85.6       60.22      51.55
 Wilmington, NC..........   118       1986(3)   May 1994         2,376        1,060         86.4       63.67      55.01
 Brunswick, GA...........   127       1991      May 1994         2,090          862         82.1       54.77      44.97
 Southern Pines, NC......   126       1988      May 1994         1,919          783         74.7       55.66      41.58
 Jacksonville, NC........   120       1989      May 1994         2,029          881         90.8       50.89      46.21
 Hilton Head, SC.........   124       1988(3)   November 1994    1,965          743         72.7       59.53      43.28
 Boone, NC...............    95       1987      May 1994         1,662          660         81.4       58.70      47.78
 Chester (Richmond), VA..    66       1994      November 1994    1,369          620         87.5       64.78      56.68
 Perimeter (Atlanta),
   GA....................   131       1996      July 1996        2,173(4)     1,123(4)      70.4(4)    76.75(4)   54.03(4)
 Duncanville (Dallas),
   TX....................   119       1986(3)   May 1996         1,305          443         64.7       46.13      29.85
 W. Springfield, MA......   126       1989(3)   July 1997          N/A(5)       N/A(5)       N/A(5)      N/A(5)     N/A(5)
Comfort Inn:
 Durham/Chapel Hill, NC..   138       1991      November 1994    2,717        1,337         82.1       65.52      53.79
 Fayetteville, NC........   176       1987(3)   November 1994    2,641        1,300         78.2       52.43      41.00
 Wilmington, NC..........   146       1986(3)   May 1994         2,561        1,156         82.4       58.15      47.92
 Chester (Richmond), VA..   123       1988      November 1994    2,335        1,136         80.5       64.40      51.84
 Charleston, SC..........   128       1989(3)   May 1995         2,084          925         73.5       60.48      44.45
 Raleigh, NC.............   149       1984(3)   August 1994      1,985          792         71.7       50.75      36.39
 Augusta, GA.............   123       1989      May 1995         1,447          519         66.9       48.06      32.15
 Clearwater/St.
   Petersburg, FL........   120       1985(3)   May 1995         1,439          462         67.4       48.64      32.78
 Greenville, SC..........   190       1975(3)   May 1996         1,987          644         58.4       48.70      28.44
Quality Suites:
 Charleston, SC..........   168       1989      May 1995         3,918        1,817         83.1       76.69      63.73
Homewood Suites:
 Cary, NC................   140       1994      July 1996        3,347        2,159         85.0       76.89      65.36
 Clear Lake (Houston),
   TX....................    92       1995      September 1996   2,250          979         73.9       90.47      66.86
Hampton Inn & Suites:
 Duluth (Atlanta), GA....   136       1996      July 1996        1,039(4)       468(4)      50.7(4)    80.83(4)   40.98(4)
Comfort Suites:
 Orlando, FL.............   215       1990(3)   May 1997           N/A(5)       N/A(5)       N/A(5)      N/A(5)     N/A(5)
 London, KY..............    62       1992(3)   May 1996           983          432         80.7       53.65      43.30
Holiday Inn Select:
 Garland (Dallas), TX....   244       1974(3)(6) May 1996        4,794        2,350         77.8       68.99      53.67
Holiday Inn Express:
 Abingdon, VA............    81       1991(3)   May 1996         1,246          577         80.4       52.92      42.55
 Clearwater, FL..........   127       1987(3)   August 1997        N/A(5)       N/A(5)       N/A(5)      N/A(5)     N/A(5)
Courtyard by Marriott:
 Wilmington, NC..........   128       1996      December 1996      188(4)        79(4)      48.5(4)    56.01(4)   27.16(4)
 Houston, TX.............   202       1973(3)   July 1997          N/A(5)       N/A(5)       N/A(5)      N/A(5)     N/A(5)
ACQUISITION HOTELS(7):
Courtyard by Marriott:
                                                September
 Ann Arbor, MI...........   160                 1997(8)            N/A          N/A          N/A         N/A        N/A
Fairfield Inn:
                                                September
 Ann Arbor, MI...........   110                 1997(8)            N/A          N/A          N/A         N/A        N/A
Homewood Suites:
 Richmond, VA............   123                 Fourth Quarter     N/A          N/A          N/A         N/A        N/A
                                                1997(8)


---------------

(1) The average age, as of June 30, 1997, of the Current Hotels is approximately
    9.0 years.
(2) Represents lease payments from the Lessee to the Partnership or the Company (with respect to the one Current Hotel owned by the Company directly), calculated on a pro forma basis by applying the rent provisions in the Percentage Leases to the historical room revenue for the year ended December 31, 1996.

(3) The following Current Hotels have undergone substantial renovation in the following years: Hampton Inn -- Hilton Head, South Carolina in 1995; Hampton Inn -- Raleigh, North Carolina in 1995; Hampton Inn -- Wilmington, North Carolina in 1994; Hampton Inn -- Duncanville (Dallas), Texas in 1997; Comfort Inn -- Clearwater/St. Petersburg, Florida in 1996; Comfort Inn -- Fayetteville, North Carolina in 1995; Comfort Inn -- Wilmington, North Carolina in 1996; Comfort Inn -- Charleston, South Carolina in 1996; Comfort Inn -- Greenville, South Carolina in 1997; Comfort Inn -- Chester (Richmond), Virginia in 1995; Comfort Suites -- London, Kentucky in 1997; Holiday Inn Express -- Abingdon, Virginia in 1997; and Holiday Inn Select -- Garland (Dallas), Texas in 1997. The Company intends to substantially renovate the following Hotels over the next 12 months: Hampton Inn -- W. Springfield, Massachusetts; Comfort Suites -- Orlando, Florida; Holiday Inn Express -- Clearwater, Florida; and Courtyard by Marriott -- Ann Arbor, Michigan. For purposes of this footnote, renovation refers to a substantial upgrade of guest rooms and/or public areas.


(4) Data reflected is since the date this Hotel was acquired by the Company and reflects operations only after the date of acquisition.

(5) The Hampton Inn -- W. Springfield, Massachusetts; Comfort Suites -- Orlando, Florida; Holiday Inn Express -- Clearwater, Florida; and Courtyard by Marriott -- Houston, Texas, were acquired subsequent to December 31, 1996.
(6) The Holiday Inn Select -- Garland (Dallas), Texas consists of one five-story building and two three-story buildings which were built in 1974, 1978 and 1984, respectively.

(7) The Acquisition Hotels are expected to be acquired by the Company during the third and fourth quarters of 1997. See "-- Recent
    Developments -- Acquisitions."

(8) Represents approximate expected closing date.


                               THE HOTEL INDUSTRY


     In 1992, the United States lodging industry began to recover from an extended period of unprofitable performance in the late 1980s and early 1990s. The industry downturn in the late 1980s resulted from a dramatic increase in the supply of hotel rooms that significantly outpaced demand. This imbalance was reversed in the early 1990s due mainly to a reduction of new construction and an improved economy.



     Smith Travel Research ("Smith Travel") categorizes over 75% of the Current Hotels as Midscale (Without Food & Beverage). According to Smith Travel, the rate of increase in room demand within the Midscale (Without Food & Beverage) category compared to the rate of increase in room supply within the category has been decreasing since mid-1995. In 1996, room supply within the category increased more than room demand for the first time since 1991. Supply within the category has been spurred by improving industry performance and resulting increases in the availability of capital for hotel construction. Despite the increase in supply within the category, average daily room rates ("ADR") have increased every year since 1991. In 1996, ADR within the category increased 6.7%. This increase reflects the continued strength of the U.S. economy, in general, and the continued strong demand for hotel rooms, in particular.



     Smith Travel categorizes four of the Current Hotels and all of the Development Hotels as Upscale. According to Smith Travel, the rate of increase in room demand within the Upscale category has increased more than the rate of increase in room supply in every year since 1991. The increase in room supply within the Upscale category has been lower than the increase in room supply within the Midscale (Without Food & Beverage) category due, in part, to the higher cost of developing an Upscale hotel. ADR within the Upscale segment has increased every year since 1991.



     The following table reflects percentage changes in occupancy, ADR and REVPAR in 1994, 1995 and 1996, compared to the respective preceding years, for
(i) the 27 Current Hotels that were open for each of the periods presented, (ii) all Midscale Chains (Without Food and Beverage), (iii) all Upscale Chains and
(iv) all U.S. Hotels.



                                                             PERCENTAGE CHANGE OVER PRIOR PERIOD
                                             --------------------------------------------------------------------
                                                 OCCUPANCY                   ADR                   REVPAR(1)
                                             ------------------       ------------------       ------------------
                                             1994   1995   1996       1994   1995   1996       1994   1995   1996
                                             ----   ----   ----       ----   ----   ----       ----   ----   ----
Current Hotels.............................  1.4%   (0.1)% (2.7)%     6.6%   9.7%   9.7%       8.0%   9.6%   6.7%
Midscale Chains (Without Food &
  Beverage)(2).............................  2.6    (0.4)  (2.3)      4.1    6.6    6.7        6.8    6.1    4.2
Upscale Chains(2)..........................  3.0       0    0.3       4.4    5.3    7.4        7.5    5.3    7.7
U.S. Hotels(2).............................  2.0     0.5      0       3.9    4.7    6.5        5.9    5.2    6.6


---------------


(1) Determined by dividing annual room revenues by annual available rooms.


(2) Source -- Smith Travel. The "Upscale Chains" category includes, among others, Courtyard by Marriott and Homewood Suites hotels. The "Midscale (Without Food and Beverage)" category includes, among others, Comfort Inn, Hampton Inn, Hampton Inn & Suites and Holiday Inn Express. Smith Travel has not provided advice regarding any aspect of the offering of the Series A Preferred Stock (the "Offering") and is not associated with the Offering in any way.

                                  THE OFFERING

Securities Offered.........  2,000,000 shares of      % Series A Cumulative
                             Preferred Stock. The Company has applied to list the Preferred Stock on the NYSE under the symbol
                             "WXH PrA." See "Underwriting."

Maturity...................  The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. See "Description of Series A Preferred Stock -- Maturity."

Use of Proceeds............  The Company will contribute all of the net proceeds from the Offering to the Partnership. The
                             Partnership intends to use all of the net proceeds to repay indebtedness outstanding under the Line of Credit. Amounts repaid under the Line of Credit may be reborrowed. See "Use of Proceeds."

Ranking....................  With respect to the payment of dividends and amounts upon liquidation, the Series A Preferred Stock will rank senior to the Common Stock, which is the only capital stock of the Company currently outstanding. See "Description of Series A Preferred Stock -- Rank," "-- Dividends" and "-- Liquidation Preference."


Dividends..................  Dividends on the Series A Preferred Stock are
                             cumulative from the date of original issue and are payable quarterly in arrears on or about the sixteenth day of January, April, July and October to shareholders of record on the last business day of March, June, September and December, respectively, commencing on January 16, 1998, at
                             the fixed rate of      % per annum of the
                             Liquidation Preference (equivalent to a fixed
                             annual rate of $     per share). See "Description
                             of Series A Preferred Stock -- Dividends."


Liquidation Preference.....  Equal to $25 per share of Series A Preferred Stock, plus accrued and unpaid dividends (whether or not declared). See "Description of Series A Preferred Stock -- Liquidation Preference."


Change of Control..........  Upon the occurrence of a Change of Control Event
                             (as defined herein), at any time prior to September 28, 2001, the Company may redeem all of the outstanding Series A Preferred Stock at a purchase price ranging from $25.05 to $25.80 per share (depending on the date of the redemption), plus accrued and unpaid dividends (if any) to the date of repurchase. See "Description of Series A Preferred Stock -- Redemption of Series A Preferred Stock Upon a Change of Control."



Redemption.................  Except in certain circumstances relating to preservation of the Company's status as a REIT and in connection with a change of control of the Company, the Series A Preferred Stock is not redeemable prior to September 28, 2001. On and after such date, the Series A Preferred Stock will be redeemable for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus dividends accrued and unpaid to the redemption date (whether or not declared) without interest. See "Description of Series A Preferred Stock -- Redemption" and "-- Restrictions on Ownership."



Voting Rights..............  Holders of Series A Preferred Stock generally will have no voting rights except as required by law. However, whenever dividends on any shares of Series A Preferred Stock shall be in arrears for six or more quarters, the holders of such shares (voting separately as a voting group with all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company until all dividends accumulated on such shares of Series A Preferred Stock have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, certain changes to the terms of the Series A Preferred Stock that would be materially adverse to the rights of holders of the Series A Preferred Stock cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding Series A Preferred Stock. Holders of Series A Preferred Stock will have certain other voting rights under North Carolina law. See "Description of Series A Preferred Stock -- Voting Rights."


Conversion.................  The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

                             SUMMARY FINANCIAL DATA


     The following table sets forth summary financial information on an historical basis for the Company. The following information should be read in conjunction with all of the financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter and six-month period ended June 30, 1997 and the Annual Report on Form 10-K for the year ended December 31, 1996, which are incorporated by reference into the accompanying Prospectus. Also set forth below are summary unaudited pro forma financial data for the Company at and for the six months ended June 30, 1997 and the year ended December 31, 1996. The unaudited pro forma balance sheet data at June 30, 1997 have been prepared as if the consummation of the Offering, and the application of the net proceeds thereof, had each occurred on June 30, 1997. The unaudited pro forma financial and other data for the six months ended June 30, 1997 and the year ended December 31, 1996 have been prepared as if the consummation of the Offering, the application of the net proceeds thereof and the acquisition of four hotels from affiliates of the Impac Hotel Group, Inc. ("Impac") had occurred at the beginning of the period presented. These four hotels, which were acquired from affiliates of Impac for a cash purchase price of approximately $23.0 million on May 5, 1996, are the Holiday Inn Select -- Garland, Texas; the Holiday Inn Express -- Abingdon, Virginia; the Comfort Suites -- London, Kentucky; and the Hampton Inn -- Duncanville (Dallas), Texas (the "Impac Acquisition Hotels"). The pro forma financial data are not necessarily indicative of what the actual financial position or results of operations of the Company would have been as of the date or for the periods indicated, nor do they purport to represent the results of operations or financial position for future periods. This data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement. In the opinion of management, the financial data for the periods presented include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.

                              WINSTON HOTELS, INC.


             SUMMARY HISTORICAL, PRO FORMA FINANCIAL AND OTHER DATA


                      (IN THOUSANDS EXCEPT PER SHARE DATA)



                                                    HISTORICAL
                                    ------------------------------------------                     HISTORICAL       PRO FORMA
                                    PERIOD FROM                                                    SIX MONTHS          SIX
                                    JUNE 2, 1994                                  PRO FORMA           ENDED          MONTHS
                                      THROUGH       YEAR ENDED     YEAR ENDED     YEAR ENDED        JUNE 30,          ENDED
                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   -----------------   JUNE 30,
                                        1994           1995           1996         1996(1)       1996      1997      1997(1)
                                    ------------   ------------   ------------   ------------   -------   -------   ---------
STATEMENTS OF INCOME:
Revenue:
  Percentage Lease revenue........     $5,116        $17,148        $26,611        $27,855      $11,332   $16,770    $16,770
  Interest and other income.......         92            442             97             97           37        54         54
                                       ------        -------        -------        -------      -------   -------    -------
        Total revenue.............      5,208         17,590         26,708         27,952       11,369    16,824     16,824
                                       ------        -------        -------        -------      -------   -------    -------
Expenses:
  Real estate and personal
    property taxes and casualty
    insurance.....................        362          1,054          1,647          1,755          695     1,156      1,156
  General and administrative......        339          1,208          1,985          1,995          897       862        862
  Interest expense(2).............        218          2,555          2,665            582        1,574     1,811        503
  Depreciation....................      1,176          3,854          6,476          6,828        2,609     4,570      4,570
  Amortization....................         49            117            147            155           67        81         81
                                       ------        -------        -------        -------      -------   -------    -------
        Total expenses............      2,144          8,788         12,920         11,315        5,842     8,480      7,172
                                       ------        -------        -------        -------      -------   -------    -------
  Income before allocation to
    minority interest.............      3,064          8,802         13,788         16,637        5,527     8,344      9,652
  Income allocation to minority
    interest......................        187            417            786            448          230       611        715
                                       ------        -------        -------        -------      -------   -------    -------
    Net income....................      2,877          8,385         13,002         16,189        5,297     7,733      8,937
  Preferred dividends(3)..........         --             --             --          4,625           --        --      2,313
                                       ------        -------        -------        -------      -------   -------    -------
    Net income applicable to
      common shareholders.........     $2,877        $ 8,385        $13,002        $11,564      $ 5,297   $ 7,733    $ 6,624
                                       ======        =======        =======        =======      =======   =======    =======
Weighted average number of common
  shares and common share
  equivalents.....................      7,073          9,211         13,747         16,099       10,526    17,083     17,083
Net income per common share.......     $ 0.43        $  0.96        $  1.00        $  0.75      $  0.53   $  0.49    $  0.43
Distribution declared per common
  share...........................     $ 0.48        $  0.93        $ 1.005                     $ 0.495   $  0.54



                                                                      HISTORICAL                               JUNE 30, 1997
                                               ---------------------------------------------------------   ----------------------
                                               DECEMBER 31, 1994   DECEMBER 31, 1995   DECEMBER 31, 1996   HISTORICAL   PRO FORMA
                                               -----------------   -----------------   -----------------   ----------   ---------
BALANCE SHEET DATA:
Cash and cash equivalents....................       $ 1,114            $  2,496            $    234         $    340    $    340
Investment in hotel properties...............        85,917             122,977             208,190          229,893     229,893
Total assets.................................        88,114             123,969             203,502          224,103     224,103
Total debt...................................        28,600              34,000              42,800           63,081      15,581
Shareholders' equity.........................        53,705              80,872             141,813          141,241     188,741



                                                        HISTORICAL
                                        ------------------------------------------                     HISTORICAL       PRO FORMA
                                        PERIOD FROM                                                    SIX MONTHS          SIX
                                        JUNE 2, 1994                                  PRO FORMA           ENDED          MONTHS
                                          THROUGH       YEAR ENDED     YEAR ENDED     YEAR ENDED        JUNE 30,          ENDED
                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   -----------------   JUNE 30,
                                            1994           1995           1996           1996        1996      1997       1997
                                        ------------   ------------   ------------   ------------   -------   -------   ---------
OTHER DATA:
Lessee room revenue...................    $ 12,474       $ 39,677       $ 58,956       $     --     $25,427   $36,813   $     --
Funds From Operations(4)..............       4,240         12,656         20,581         18,840       8,136    12,914     11,909
Ratio of earnings to fixed charges and
  preferred stock dividends(5)........       15.09x          4.44x          5.85x          3.31x       4.51x     4.58x      3.61x
Ratio of earnings to fixed charges and
  preferred stock dividends, as
  adjusted for the Newly Acquired
  Hotels(6)...........................                                                                                      3.09x
Ratio of Funds From Operations to
  fixed charges and preferred stock
  dividends(7)........................       20.50x          5.95x          8.15x          4.62x       6.17x     6.65x      5.23x
Ratio of Funds From Operations to
  fixed charges and preferred stock
  dividends, as adjusted for the Newly
  Acquired Hotels(8)..................                                                                                      4.53x
Ratio of total debt to total
  capitalization(9)...................        28.4%          21.7%          15.5%            --          --      19.7%       4.9%
Ratio of total debt to total
  capitalization, as adjusted for the
  Newly Acquired Hotels(10)...........                                                                                       9.7%
Number of hotels at end of period.....          16             21             31             --          --        32         --
Number of rooms at end of period......       2,024          2,704          4,026             --          --     4,241         --

---------------


 (1) The pro forma statement of income for the year ended December 31, 1996 includes the Impac Acquisition Hotels as if they were acquired on January 1, 1996. Consistent with the rules and regulations of the Securities and Exchange Commission, all other acquisitions during 1996 and 1997 do not meet certain measures of significance individually or in the aggregate and, accordingly, have been excluded from these pro forma consolidated statements of income. See the Pro Forma Consolidated Statements of Income included elsewhere in this Prospectus Supplement.


 (2) Pro forma interest expense was calculated based on the application of the net proceeds from the Offering to the weighted average debt outstanding during the period based on the Company's historical weighted average interest rate during the period. In addition, pro forma interest expense includes unused line of credit fees of 0.25%, and $270 and $226 for amortization of loan costs and fees and interest rate cap fees for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.


 (3) Assumes an annual dividend rate of 9.25% on the liquidation preference of the Series A Preferred Stock.


 (4) Funds From Operations consists of net income, computed in accordance with generally accepted accounting principles, excluding extraordinary items, minority interest in Partnership income, gains or losses from debt restructurings and sales of property and certain non-cash items, primarily depreciation of real property (including furniture and equipment) and after adjustments for unconsolidated partnerships and joint ventures less preferred stock dividends. Industry analysts generally consider Funds From Operations to be an appropriate measure of the performance of an equity REIT. Funds From Operations should not be considered as an alternative to net income or other measurements under generally accepted accounting principles as an indicator of operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. Funds From Operations does not reflect cash expenditures for capital improvements or principal repayment of debt.


 (5) For purposes of these computations, earnings consist of income before allocation to minority interests, plus fixed charges (excluding capitalized interest). Fixed charges principally consist of interest expense, capitalized interest and amortization of deferred financing costs. The historical earnings do not include preferred stock dividends as no shares of preferred stock were outstanding for the periods presented.


 (6) For purposes of this computation, earnings as defined in (5) above include the impact of the Newly Acquired Hotels as if they were acquired on January 1, 1997. Such information for earlier periods is not considered meaningful since certain of the Current Hotels were not open for the entire year of 1996.


 (7) For purposes of these computations, funds from operations consists of Funds From Operations as defined in (4) above plus fixed charges (excluding capitalized interest) and preferred stock dividend requirements. The historical Funds From Operations do not include preferred stock dividends, as no shares of preferred stock were outstanding for the periods presented.


 (8) For purposes of this computation, Funds From Operations as defined in (7) above include the impact of the Newly Acquired Hotels as if they were acquired on January 1, 1997. Such information for earlier periods is not considered meaningful since certain of the Current Hotels were not open for the entire year of 1996.


 (9) Total capitalization as of the dates presented is total debt plus the aggregate market value of the Company's Common Stock, Series A Preferred Stock (on a pro forma basis) and Units held by persons other than the Company, which are redeemable for shares of Common Stock on a one-for-one basis.


(10) For purposes of this computation, total debt and total capitalization as defined in (9) above include the impact of the Newly Acquired Hotels as if they were acquired on June 30, 1997.

                                  RISK FACTORS

     An investment in the Series A Preferred Stock involves various risks, including those described below and in the accompanying Prospectus under "Risk Factors" beginning on page 6. Investors should carefully consider such risk factors, together with all of the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, in determining whether to purchase shares of the Series A Preferred Stock offered hereby.

RISKS RELATED TO ISSUANCE OF ADDITIONAL PREFERRED STOCK


     The Company's Articles of Incorporation do not limit the issuance of additional series of preferred stock ranking in parity with or superior to the Series A Preferred Stock. The issuance of additional preferred stock in parity with or superior to the Series A Preferred Stock could have the effect of diluting the interests of holders of the Series A Preferred Stock. None of the provisions relating to the Series A Preferred Stock contain any provisions affording the holders of the Series A Preferred Stock protection in the event of a highly leveraged or other transaction that might adversely affect the holders of the Series A Preferred Stock.


RISK THAT PENDING ACQUISITIONS WILL NOT CLOSE


     The Company has entered into letters of intent or definitive agreements to acquire the three Acquisition Hotels. While the Company has substantially completed its due diligence with respect to such Acquisition Hotels, the closings of such hotels are not scheduled to occur until after the Offering. The purchase contracts and letters of intent relating to the Acquisition Hotels to be acquired are subject to customary closing conditions. There can be no assurance that the scheduled acquisitions of the Acquisition Hotels will be completed. See "Risk Factors -- Risks Associated with Homewood Development Hotel" in the accompanying Prospectus.


                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Series A Preferred Stock offered hereby are estimated to be approximately $47.5 million. The Company will contribute all of the net proceeds from the Offering to the Partnership, in which it presently has a 90.1% interest, in exchange for
2,000,000 units of      % Series A Cumulative Preferred limited partnership
interests (the "Series A Preferred Units") having distribution, liquidation, redemption and other features identical to the terms of the Series A Preferred Stock. The Partnership intends to use all of the net proceeds to repay indebtedness outstanding under the Line of Credit. The outstanding balance under the Line of Credit bears interest at LIBOR plus 1.75%, at rates ranging from 7.37% to 7.53% as of August 25, 1997, with a weighted average of 7.46%, and was incurred to pay a portion of the purchase prices for certain of the Current Hotels as well as for certain development costs and other general corporate purposes. Amounts outstanding under the Line of Credit as of August 25, 1997 are payable in full on various dates ranging from September 2, 1997 to October 2, 1997 and may not be prepaid. Until such amounts under the Line of Credit mature, the Company may invest certain net proceeds of the Offering in interest-bearing accounts and short-term, interest-bearing securities, which investments are consistent with the Company's intention to qualify for taxation as a REIT. Following completion of the Offering and the application of the net proceeds therefrom, the Company will have approximately $30.7 million of indebtedness outstanding under the Line of Credit. Amounts paid to reduce the outstanding indebtedness under the Line of Credit may be re-borrowed (subject to the terms and limits of the Line of Credit) for the purchase of the Acquisition Hotels, the completion of the Development Hotels and other corporate purposes.

                                 CAPITALIZATION



     The following table sets forth the capitalization of the Company as of June 30, 1997, and on a pro forma basis as adjusted to give effect to (a) issuance of 2,000,000 shares of Series A Preferred Stock and application of the estimated net proceeds thereof, (b) the redemption of 374,900 Units in exchange for the same number of newly-issued shares of Common Stock, (c) the acquisition of the 1997 Newly Acquired Hotels (as defined in "Management's Discussion and Analysis of Financial Condition and Result of Operations" herein) and (d) the anticipated cost of planned renovations to the Newly Acquired Hotels. See "Pro Forma Financial Statements -- Pro Forma Consolidated Balance Sheet as of June 30, 1997".



                                                                          JUNE 30, 1997
                                                                ----------------------------------
                                                                                      PRO FORMA
                                                                  HISTORICAL         AS ADJUSTED
                                                                ---------------    ---------------
                                                                          (IN THOUSANDS)
Debt........................................................    $        63,081    $        34,059
Minority interest in Partnership............................             11,274             16,907
Shareholders' Equity:
Preferred stock, $0.01 par value, 10,000,000 shares
  authorized, no shares issued and outstanding, 2,000,000
  shares   % Series A Cumulative Preferred Stock, issued and
  outstanding, as adjusted..................................                  -                 20
Common Stock, $0.01 par value per share, 50,000,000 shares
  authorized, 15,819,580 shares issued and outstanding;
  16,194,480 shares issued and outstanding, pro forma as
  adjusted..................................................                158                162
Additional paid-in-capital..................................            145,416            197,691
Unearned directors' compensation............................               (144)              (144)
Accumulated deficit.........................................             (4,189)            (4,189)
                                                                ---------------    ---------------
          Total shareholders' equity........................            141,241            193,540
                                                                ---------------    ---------------
Total Capitalization........................................    $       215,596    $       244,506
                                                                ===============    ===============


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW


     The Company, which consummated an underwritten initial public offering ("IPO") in June 1994 and follow-on offerings in May 1995 and in June 1996, operates as a REIT to invest in hotel properties and owned 32 properties (the "Specified Hotels") as of June 30, 1997. The Company owned 16 hotels as of December 31, 1994 (the "1994 Hotels"), acquired five hotels in May 1995 (the "1995 Acquired Hotels"), five hotels in May 1996, three hotels in July 1996, one hotel in September 1996, one hotel in December 1996 (collectively, all ten are the "1996 Acquired Hotels"), and one hotel in May 1997 (the "1997 Acquired Hotel"). It currently leases all Specified Hotels to the Lessee under Percentage Leases through which it receives its principal source of revenue.

RESULTS OF OPERATIONS

     For the periods ended December 31, 1996, 1995 and 1994, the differences in operating results are primarily attributable to the Company owning more hotels in 1996 than it did in 1995 and 1994 and commencing operations on June 2, 1994. The table below outlines the Company's investment in hotel properties for the periods ended December 31, 1996, 1995 and 1994:


                                DECEMBER 31, 1996           DECEMBER 31, 1995           DECEMBER 31, 1994
                            -------------------------   -------------------------   -------------------------
                            ACQUISITIONS   PROPERTIES   ACQUISITIONS   PROPERTIES   ACQUISITIONS   PROPERTIES
                               DURING       OWNED AT       DURING       OWNED AT       DURING       OWNED AT
      TYPE OF HOTEL           THE YEAR      YEAR END      THE YEAR      YEAR END      THE YEAR      YEAR END
      -------------         ------------   ----------   ------------   ----------   ------------   ----------
Limited-service hotels....        7            28            5             21            6             16
Extended-stay hotels......        2             2            -              -            -              -
                                                             -             --            -             --
Full-service hotels.......        1             1            -              -            -              -
                                 --            --            -             --            -             --
          Total...........       10            31            5             21            6             16
                                                             =                           =
                                 ==            ==                          ==                          ==


     For the six month periods ended June 30, 1997 and 1996, the differences in operating results are primarily attributable to the fact that the Company owned more hotels in 1997 then it did in 1996. The table below outlines the Company's investment in hotel properties for the periods ended June 30, 1997 and 1996.

                                                        PROPERTIES OWNED
                                                 ------------------------------
                 TYPE OF HOTEL                   JUNE 30, 1997    JUNE 30, 1996
                 -------------                   -------------    -------------
Limited-service hotels.........................       29               25
Extended-stay hotels...........................        2                0
Full-service hotels............................        1                1
                                                      --               --
          Total................................       32               26
                                                      ==               ==

  Comparison of six months ended June 30, 1997 to the six months ended June 30, 1996

     The Company had revenues of $16,824,000 in 1997, consisting of $16,770,000 of Percentage Lease revenues and $54,000 of interest and other income. Percentage Lease revenues increased by $5,438,000 or 48%, in 1997 from $11,332,000 in 1996. This increase was comprised of: (i) $297,000 due to the rent formulas of the Percentage Leases increasing rent payments by the Lessee by an average of 35% of the $492,000 in increased room revenues attributable to inflation and by an average of 66% of the $188,000 in increased room revenues attributable primarily to higher rates; (ii) $4,796,000 for the 1996 Acquired Hotels; and (iii) $345,000 for the 1997 Acquired Hotel.

     Real estate taxes and property insurance costs incurred in 1997 were $1,156,000 an increase of $461,000 from $695,000 in 1996. This increase was primarily attributable to the greater number of hotels owned during the 1997 period than in the 1996 period. General and administrative expenses decreased $35,000 to $862,000 in 1997 from $897,000 in 1996. The decrease was attributable to the capitalization of $107,000 of payroll costs related to the development projects during the first six months of 1997 offset in part by an increase in costs attributable to the increase in size and activities of the Company in 1997. Interest expense increased by $237,000 to $1,811,000 in 1997 from $1,574,000 in 1996. The increase was attributable to: (i) $496,000 related to the increase in the weighted average level of borrowings from the second quarter of 1996 to the second quarter of 1997; and (ii) $172,000 of amortization of line of credit fees and unused line of credit fees in connection with the Line of Credit that was obtained in the fourth quarter of 1996. These increases were partially offset by $404,000 of capitalized interest costs during the six months ended June 30, 1997 in connection with the development projects. Depreciation increased $1,961,000 to $4,570,000 in 1997 from $2,609,000 in 1996, primarily due to depreciation related to the 1996 Acquired Hotels and the 1997 Acquired Hotel and renovations completed during 1996 and 1997.

  Comparison of year ended December 31, 1996 to December 31, 1995

     The Company had revenues of $26,708,000 in 1996, consisting of $26,611,000 of Percentage Lease revenues and $97,000 of interest and other income. Percentage Lease revenues increased by $9,463,000 or

55%, in 1996 from $17,148,000 in 1995. This increase was comprised of: (i) $1,717,000 for the 1994 Hotels, which was due to the rent formulas of the Percentage Leases increasing rent payments by the Lessee by an average of 35% of the $571,000 in increased room revenues attributable to inflation and by an average of 67% of the $2,259,000 in increased room revenues attributable primarily to higher rates; (ii) $2,286,000 for the 1995 Acquired Hotels; and
(iii) $5,460,000 for the 1996 Acquired Hotels.

     Real estate taxes and property insurance costs incurred in 1996 were $1,647,000 an increase of $593,000 from $1,054,000 in 1995. This increase was primarily attributable to the 1995 Acquired Hotels that were owned for the entire twelve month period in 1996 and the 1996 Acquired Hotels. General and administrative expenses increased $777,000 to $1,985,000 in 1996 from $1,208,000 in 1995. The increase was attributable to: (i) costs related to the increase in size and activities of the Company in 1996 over 1995; (ii) the Company becoming self-administered in 1996 and incurring costs associated therewith, offset in part by savings from costs not incurred under its previous advisory agreement;
(iii) inflationary cost increases; and (iv) a non-recurring charge of $317,000 in 1996 related to the termination of potential business combinations. Interest expense increased by $110,000 to $2,665,000 in 1996 from $2,555,000 in 1995, primarily due to an increase in weighted average outstanding borrowings in 1996 from 1995. Depreciation increased $2,622,000 to $6,476,000 in 1996 from $3,854,000 in 1995, primarily due to depreciation related to the 1995 Acquired Hotels, the 1996 Acquired Hotels and renovations completed during 1995 and 1996.

  Comparison of year ended December 31, 1995 to the period June 2, 1994 to December 31, 1994

     As noted above, the differences in operations are attributable primarily to the fact that the Company had only 213 days of operations in 1994. In addition, the Company only owned the 1995 Acquired Hotels for the last seven months of 1995. The Company had revenues of $17,590,000 in 1995, consisting of $17,148,000 of Percentage Lease revenues and $442,000 of interest and other income. Other income includes approximately $314,000 in non-recurring commission income. Percentage Lease revenues increased by $12,032,000 to $17,148,000 in 1995 from $5,116,000 in 1994. Approximately $9,303,000 of the increase was attributable to the 1994 Hotels, and approximately $2,729,000 of the increase was attributable to the 1995 Acquired Hotels.

     The increase in operating expenses was attributable primarily to the fact that the Company existed for only seven months with fewer hotels in 1994.

LIQUIDITY AND CAPITAL RESOURCES


     The Company finances its operations from operating cash flow, which is principally derived from Percentage Leases. For the six months ended June 30, 1997, cash flow provided by operating activities was $10,189,000 and Funds From Operation, which is equal to net income before minority interest plus depreciation, was $12,914,000. Under federal income tax law provisions applicable to REITs, the Company is required to distribute at least 95% of its taxable income to maintain its tax status as a REIT. During the first six months of 1997, the Company declared distributions of $8,543,000 to its shareholders. Because the Company's cash flow from operating activities is expected to exceed its taxable income due to depreciation and amortization expenses, the Company expects to be able to meet its distribution requirements out of cash flow from operating activities.



     The Company's net cash used in investing activities for the six months ended June 30, 1997 totaled $21,518,000 including $11,628,000 related to the acquisition of the 1997 Acquired Hotel, $4,353,000 for hotel renovations primarily of the 1996 Acquired Hotels and $5,445,000 primarily for the development of four new extended stay hotels. The Company is developing four new extended-stay hotels which are expected to cost approximately $42,000,000 of which approximately $10,400,000 has been expended as of June 30, 1997. The development of two of these hotels is expected to be completed late in 1997, and the remaining two during the first and second quarters of 1998. In addition, the Company has announced plans to commence the development of a limited-service hotel, which is expected to cost approximately $8 million and be completed during the second quarter of 1998. See "Recent Developments -- Development Hotels." The Company acquired two additional limited-service hotels on July 14, 1997 for approximately $16.7 million, and acquired another limited-service hotel on August 6, 1997 for approximately $6.4 million (collectively, the "1997 Newly Acquired Hotels"). The Company plans to spend approximately $4 million to renovate these three hotels.

     The Company also anticipates spending approximately $2.5 million during 1997 in connection with the refurbishment of the Specified Hotels. These expenditures are in addition to the reserve of 5% of room revenues for its limited-service hotels and 7% of room revenues and food and beverage revenues from its full-service hotels which the Company is required to set aside under its Percentage Leases for periodic capital improvements and the refurbishment and replacement of furniture, fixtures and equipment at the Current Hotels. In the six months ended June 30, 1997, the Company set aside $1,954,000 for such reserves. These reserves are in addition to amounts spent on normal repairs and maintenance which approximated 5.0% and 5.2% of room revenues for the six months ended June 30, 1997 and 1996, respectively, and are paid by the Lessee.



     The Company's net cash provided by financing activities in the quarter ended June 30, 1997 totaled $11,435,000 primarily attributable to an increase of $20,281,000 in the Line of Credit borrowings, offset by the payment of distributions to shareholders of $8,300,000 and to minority interest, of $665,000. The Company financed the acquisition of the 1997 Newly Acquired Hotels with approximately $12.7 million in borrowings under the Line of Credit and with the issuance of 815,000 Units of the Partnership. On July 17, 1997, 374,900 of such Units were redeemed in exchange for the same number of newly issued shares of Common Stock.



     The Company has collateralized a portion of the Line of Credit with 28 of the Current Hotels. As of June 30, 1997 there is $95,070,000 available for borrowing ("Line Availability"), of which $63,081,000 is outstanding. The Line Availability is calculated quarterly, and increases if cash flow attributable to the collateral hotels increases and/or the Company adds additional hotels as collateral. The Company's Articles of Incorporation limit its total amount of indebtedness to 45% of the purchase prices paid by the Company for its investments in hotel properties, as defined. As of June 30, 1997, the Company had additional borrowing capacity under the debt limitation contained in the Articles of Incorporation of approximately $80,000,000 assuming it invests all borrowings in additional hotels.


     In June 1997, the Company entered into an interest rate cap agreement to eliminate its exposure to increases in 90-day LIBOR over 6.25%, and therefore from its exposure to interest rate increases over 8.00% under the Line of Credit, on a principal balance of $40 million for the period June 4, 1997 through June 4, 1998. The fee paid for this cap was $69,000 which will be amortized as additional interest expense over the term of the agreement.


     Under an arrangement with Promus, the Company has an agreement to acquire a 123-suites Homewood Suites hotel being developed by Promus in Richmond, Virginia. The Company expects to acquire this hotel upon its completion, which Promus estimates will occur during the fourth quarter of 1997, for a purchase price approximating Promus' development cost, estimated to be $8,600,000. Conditions to the Company's obligation to purchase include its approval of the building specifications and Promus' completion of construction within certain cost limitations and by a specified delivery date. Pursuant to the arrangement, Promus has agreed to invest $1,845,000 in the Company's Common Stock (at the then-current market price per share), in connection with the Company's purchase of this hotel.



     The Company intends to acquire and develop additional hotel properties, including those described herein, that meet its investment criteria and its continually evaluating acquisition opportunities. It is expected that future hotel acquisitions and development will be financed, in whole or in part, from additional follow-on offerings, from borrowings under the Line of Credit, from joint venture agreements, and from the issuance of other debt or equity securities. There can be no assurances that the Company will acquire any additional hotels, or that any hotel development will be undertaken, or if commenced that it will be completed on schedule or on budget. Further, there can be no assurances that the Company will be able to obtain satisfactory sources of additional financing.


SEASONALITY


     The Company's hotels' operations historically have been seasonal in nature, reflecting higher REVPAR during the second and third quarters. This seasonality and the structure of the Percentage Leases, which provide for a higher percentage of room revenues above the minimum equal quarterly levels to be paid as Percentage Rent, can be expected to cause fluctuations in the Company's quarterly lease revenue under the Percentage Leases.

                                   PROPERTIES

     The following table sets forth certain information regarding the Current Hotels as of August 11, 1997.

                                            NUMBER
                                           OF GUEST    NUMBER    CORRIDOR    LOT    YEAR       YEAR
       HOTEL              LOCATION          ROOMS     OF FLOORS   DESIGN   ACREAGE  BUILT  RENOVATED(1)
-------------------  -------------------  ----------  ---------  --------  -------  -----  ------------
 1.  Hampton Inn     Atlanta, GA (near       124          5      Interior    2.5    1990
                     Interstate-75)
 2.  Hampton Inn     Perimeter               131          4      Interior    1.6    1996
                     (Atlanta), GA (near
                     Interstate 285 and
                     Georgia 400
                     (suburban Atlanta)
 3.  Hampton Inn     Brunswick, GA (near     127          3      Interior/   2.9    1991
                     Interstate-95)                              Exterior
 4.  Hampton Inn     W. Springfield, MA      126          4      Interior    2.5    1989       (2)
 5.  Hampton Inn     Boone, NC                95          5      Interior    2.1    1987


        LOCAL POINTS OF INTEREST/
               BUSINESSES                  AMENITIES
---  -------------------------------  --------------------
 1.  Atlanta Hartsfield               Garden landscaping,
     International Airport, Fort      lobby fountain,
     Gilliam, Fort McPherson          outdoor pool,
                                      complimentary
                                      continental
                                      breakfast, two
                                      meeting rooms,
                                      access to health
                                      spa, airport shuttle
                                      van
 2.  Perimeter Mall and Class A       Meeting room,
     office space                     complimentary
                                      continental
                                      breakfast, outdoor
                                      swimming pool,
                                      25-inch televisions,
                                      exercise room
 3.  Tourist travel, nearby Golden    Complimentary
     Isles resort beaches, including  continental
     Jekyll Island and St. Simon's    breakfast, two
     Island                           meeting rooms,
                                      exercise room,
                                      outdoor pool,
                                      adjacent full-
                                      service restaurant
 4.  Riverdale Shopping Plaza,        Complimentary
     Basketball Hall of Fame and Big  continental
     E. Downtown                      breakfast, free
                                      local phone calls,
                                      free in-room movie
                                      channel, outdoor
                                      pool, and free
                                      incoming fax service
 5.  Appalachian State University,    Complimentary
     North Carolina's Appalachian     continental
     Mountains                        breakfast indoor
                                      pool; jacuzzi,
                                      access to health
                                      spa, hospitality
                                      suite, adjacent
                                      full-service
                                      restaurant

                                            NUMBER
                                           OF GUEST    NUMBER    CORRIDOR    LOT    YEAR       YEAR
       HOTEL              LOCATION          ROOMS     OF FLOORS   DESIGN   ACREAGE  BUILT  RENOVATED(1)
-------------------  -------------------  ----------  ---------  --------  -------  -----  ------------
 6.  Hampton Inn     Cary, NC (near US-1     130          5      Interior    2.2    1989
                     and Interstate-64)
 7.  Hampton Inn     Charlotte, NC (near     125          6      Interior    2.1    1991
                     Interstate-85)
 8.  Hampton Inn     Durham, NC              137          5      Interior    2.0    1987
 9.  Hampton Inn     Jacksonville, NC        120          2      Exterior    3.1    1989
10.  Hampton Inn     Raleigh, NC (near       141          4      Interior    1.8    1986       1995
                     Beltline and
                     Interstate-40)


        LOCAL POINTS OF INTEREST/
               BUSINESSES                  AMENITIES
---  -------------------------------  --------------------
 6.  Raleigh/Durham International     Meeting room,
     Airport, Research Triangle Park  outdoor pool,
                                      complimentary
                                      health-club
                                      privileges, adjacent
                                      full-service
                                      restaurant,
                                      complimentary
                                      continental
                                      breakfast
 7.  Charlotte Motor Speedway,        Complimentary
     University of North Carolina at  continental
     Charlotte, University Hospital   breakfast, access to
                                      health spa, lobby
                                      bar, two hospitality
                                      suites, outdoor pool
 8.  Duke University, Duke Medical    Conference room,
     Center, Research Triangle Park   complimentary
                                      continental
                                      breakfast, exercise
                                      room with sauna,
                                      executive suites,
                                      outdoor pool,
                                      hospital van service
 9.  Camp LeJeune Marine Corps Base   Complimentary
                                      continental
                                      breakfast, outdoor
                                      pool, access to
                                      health spa, on-site
                                      guest laundry,
                                      adjacent
                                      full-service
                                      restaurant
10.  Raleigh/Durham International     Three meeting rooms,
     Airport, Crabtree Mall,          complimentary
     Research Triangle Park           continental
                                      breakfast, manager's
                                      cocktail reception,
                                      sauna and workout
                                      room, health spa
                                      with outdoor pool,
                                      adjacent
                                      full-service
                                      restaurant, airport
                                      shuttle van

                                            NUMBER
                                           OF GUEST    NUMBER    CORRIDOR    LOT    YEAR       YEAR
       HOTEL              LOCATION          ROOMS     OF FLOORS   DESIGN   ACREAGE  BUILT  RENOVATED(1)
-------------------  -------------------  ----------  ---------  --------  -------  -----  ------------
11.  Hampton Inn     Southern Pines, NC      126          2      Exterior    4.2    1988
12.  Hampton Inn     Wilmington, NC          118          2      Exterior    2.9    1986       1994
13.  Hampton Inn     Hilton Head, SC         124          2      Interior    5.0    1988       1995
                     (near Highway 278)
14.  Hampton Inn     Duncanville, TX         119          2      Exterior    2.5    1986       1997
                     (near Interstate-20
                     and LBJ Freeway)
                     (suburban Dallas)
15.  Hampton Inn     Chester, VA (near        66          2      Interior    5.1    1994
                     Interstate-95 and
                     Route 10)
16.  Comfort Inn     Clearwater/St.          120          3      Interior    2.8    1985       1996
                     Petersburg, FL
                     (near
                     Interstate-75)


        LOCAL POINTS OF INTEREST/
               BUSINESSES                  AMENITIES
---  -------------------------------  --------------------
11.  Pinehurst golfing facilities,    Two conference
     professional golf tour events    rooms, complimentary
                                      continental
                                      breakfast, access to
                                      health spa, golf
                                      packages
12.  Wrightsville Beach,              Hospitality suite,
     Revolutionary and Civil War      outdoor pool,
     historical sites                 complimentary
                                      continental
                                      breakfast, access to
                                      health spa, adjacent
                                      full-service
                                      restaurant
13.  Hilton Head resort area, golf    Complimentary
     and tennis attractions           continental
                                      breakfast, suites
                                      with whirlpools,
                                      outdoor pool, health
                                      spa, shuttle
                                      service, bicycle
                                      rentals
14.  The Ballpark at Arlington        Meeting room,
     (Texas Rangers Baseball          complimentary
     Stadium), Six Flags over Texas   continental
                                      breakfast, outdoor
                                      pool, landscaped
                                      exterior
15.  Industrial and technical         Jogging path,
     centers for Philip Morris USA,   on-site guest
     DuPont and Allied, Confederate   laundry,
     White House, Richmond and        complimentary
     Petersburg National              continental
     Battlefields, James River        breakfast, local van
     Plantations tour                 shuttle
16.  Busch Gardens amusement park,    Meeting room,
     golf courses, Tampa Bay and      hospitality suite,
     Gulf Coast beaches               complimentary
                                      continental
                                      breakfast,
                                      tropically
                                      landscaped outdoor
                                      pool and whirlpool
                                      in central
                                      courtyard, free-
                                      standing restaurant
                                      with room service,
                                      exercise room,
                                      airport shuttle van

                                            NUMBER
                                           OF GUEST    NUMBER    CORRIDOR    LOT    YEAR       YEAR
       HOTEL              LOCATION          ROOMS     OF FLOORS   DESIGN   ACREAGE  BUILT  RENOVATED(1)
-------------------  -------------------  ----------  ---------  --------  -------  -----  ------------
17.  Comfort Inn(3)   Augusta, GA (near      123          5      Interior    2.3    1989
                      Interstate-20 and
                         Bobby Jones
                         Expressway)
18.  Comfort Inn     Durham/Chapel Hill,     138          4      Interior    4.5    1991
                          NC (near
                      Interstate-40 and
                        U.S. 15-501)
19.  Comfort Inn      Fayetteville, NC       176          4      Interior    3.3    1987       1995
                            (near
                       Interstate-95)
20.  Comfort Inn      Raleigh, NC (near      149          4      Interior    2.7    1984       (2)
                      Raleigh Beltline
                          Highway)
21.  Comfort Inn       Wilmington, NC        146          6      Interior    2.6    1986       1996
                            (near
                       Interstate-40)


        LOCAL POINTS OF INTEREST/
               BUSINESSES                  AMENITIES
---  -------------------------------  --------------------
17.  Augusta National Golf Club       Deluxe complimentary
                                      continental
                                      breakfast, executive
                                      suites, outdoor pool
                                      and whirlpool,
                                      meeting room, fully
                                      equipped fitness
                                      center
18.  University of North Carolina at  Hospitality suite,
     Chapel Hill, Duke Hospital,      meeting room,
     Duke University                  complimentary
                                      continental
                                      breakfast, fitness
                                      center with sauna,
                                      outdoor pool with
                                      whirlpool spa,
                                      executive suites,
                                      adjacent
                                      full-service
                                      restaurants
19.  Fort Bragg, Home of 82nd U.S.    Complimentary
     Airborne Division, Pope Air      continental
     Force Base                       breakfast executive
                                      suites with wet bar,
                                      outdoor pool, access
                                      to health spa,
                                      25-inch televisions,
                                      55 restaurants
                                      within three-mile
                                      radius
20.  State Capitol, North Carolina    Two meetings rooms,
     State University, Research       deluxe weekday
     Triangle Park                    breakfast buffet,
                                      complimentary
                                      continental weekend
                                      breakfast buffet,
                                      outdoor pool,
                                      exercise area,
                                      access to health spa
21.  University of North Carolina at  Complimentary
     Wilmington, Wrightsville Beach,  continental
     Revolutionary and Civil War      breakfast, outdoor
     historical sites                 pool, social hour,
                                      fitness center
                                      access and three
                                      meeting rooms,
                                      adjacent
                                      full-service
                                      restaurant

                                            NUMBER
                                           OF GUEST    NUMBER    CORRIDOR    LOT    YEAR       YEAR
       HOTEL              LOCATION          ROOMS     OF FLOORS   DESIGN   ACREAGE  BUILT  RENOVATED(1)
-------------------  -------------------  ----------  ---------  --------  -------  -----  ------------
22.  Comfort Inn     Charleston, SC          128          7      Interior    1.0    1989       1996
23.  Comfort Inn     Greenville, SC          190          2      Exterior    3.0    1975       1997
                     (near Interstate-
                     385)
24.  Comfort Inn     Chester, VA (near       123          5      Interior    3.0    1988       1995
                     Interstate-95 and
                     Route 10)
25.  Homewood        Cary, NC (Raleigh)   140 Suites      4      Interior    9.1    1994
     Suites


        LOCAL POINTS OF INTEREST/
               BUSINESSES                  AMENITIES
---  -------------------------------  --------------------
22.  Charleston historic district,    Meeting room,
     nearby marinas, nearby medical   complimentary deluxe
     complex                          continental
                                      breakfast, whirlpool
                                      suites, exercise
                                      center, outdoor
                                      pool, historic
                                      district tours,
                                      rooms with view of
                                      Ashley River
23.  Greenville-Spartanburg           Meeting room,
     Metropolitan area, BMW assembly  outdoor swimming
     plant, Michelin's North          pool, game room,
     American headquarters            sports bar
24.  Nearby industrial and technical  Meeting room,
     centers for Philip Morris,       complimentary
     Allied, DuPont, Confederate      continental
     White House, Richmond &          breakfast buffet,
     Petersburg National              boardroom, guest
     Battlefields, James River        laundry facilities,
     Plantations tour                 local van shuttle,
                                      outdoor pool, health
                                      spa, jogging path
25.  Siemens Medical Systems(4),      Complimentary full
     Research Triangle Park           service breakfast,
                                      covered bridge
                                      entrance, wooded
                                      setting, business
                                      center, 1,200
                                      square-foot meeting
                                      room, fully-equipped
                                      in-room kitchens,
                                      fitness room,
                                      outdoor swimming
                                      pool, sport court,
                                      jacuzzi

                                            NUMBER
                                           OF GUEST    NUMBER    CORRIDOR    LOT     YEAR        YEAR
       HOTEL              LOCATION          ROOMS     OF FLOORS   DESIGN   ACREAGE   BUILT   RENOVATED(1)
-------------------  -------------------  ----------  ---------  --------  -------  -------  ------------
26.  Homewood        Clear Lake           92 Suites       3      Interior    2.6    1995
     Suites          (Houston), TX (near
                     Interstate-45)
                     (suburban Houston)
27.  Comfort Suites  Orlando, FL             215          3      Exterior    4.4    1990         (2)
28.  Comfort         London, KY (near     62 Suites       3      Interior    1.0    1992         1997
     Suites(3)       Interstate-75)
29.  Hampton Inn &   Duluth (Atlanta),    104 and 32      4      Interior    2.5    1996
     Suites          GA (near               suites
                     Interstate-85)
                     (suburban Atlanta)
30.  Holiday Inn     Clearwater, FL          127          3      Interior    2.4    1987         (2)
     Express
31.  Holiday Inn     Abingdon, VA (near       81          3      Interior    1.2    1991         1997
     Express         Interstate 81)


        LOCAL POINTS OF INTEREST/
               BUSINESSES                 AMENITIES
---  -------------------------------  -----------------
26.  NASA's Johnson Space Center,     Executive
     Rockwell's Space Operations      business center,
     Center, Space Center Clear       complimentary
     Lake, Martin-Marietta,           full service
     McDonnell-Douglas, Lockheed      breakfast,
                                      fitness facility,
                                      sport court,
                                      fully-equipped
                                      in-room kitchens,
                                      outdoor swimming
                                      pool, exercise
                                      room, jacuzzi
27.  Walt Disney World, Universal     Complimentary
     Studios, Sea World, Convention   continental
     Center                           breakfast, large
                                      heated pool,
                                      microwave ovens
                                      and refrigerators
                                      in every suite
                                      and a poolside
                                      bar and grille
28.  Daniel Boone National Forest,    Meeting room,
     Rockcastle River, whitewater     complimentary
     sports attractions, bass         continental
     fishing, adjacent multiscreen    breakfast, indoor
     movie theater                    swimming pool
29.  Gwinnett Mall, Lake Lanier,      Meeting room,
     Stone Mountain, Chateau Elan     fully equipped
                                      business center,
                                      social hour,
                                      complimentary
                                      full-service
                                      breakfast,
                                      outdoor pool
30.  Busch Gardens, Gulf Coast        Complimentary
     beaches and Tampa Bay            continental
                                      breakfast, heated
                                      outdoor swimming
                                      pool and jacuzzi
                                      and exercise room
31.  20 block historic district,      Meeting room,
     Barter Theater (State Theater    complimentary
     of Virginia), arts and crafts    continental
     centers, Virginia Highlands      breakfast,
     Festival                         outdoor pool

                                             NUMBER
                                            OF GUEST     NUMBER     CORRIDOR     LOT     YEAR        YEAR
       HOTEL               LOCATION          ROOMS      OF FLOORS    DESIGN    ACREAGE   BUILT   RENOVATED(1)
-------------------  --------------------  ----------   ---------   --------   -------   -----   ------------
32.  Holiday Inn     Garland (Dallas), TX     244           5       Interior     6.5     1974        1997
     Select          (near
                     Interstate-635)
                     (suburban Dallas)
33.  Quality Suites  Charleston, SC        168 Suites       5       Interior     3.8     1989      (2)
                     (near Interstate-26)
34.  Courtyard by    Wilmington, NC           128           2       Interior     3.5     1996
     Marriott
35.  Courtyard by    Houston, TX              202           3       Interior     4.0     1973      (2)
     Marriott


         LOCAL POINTS OF INTEREST/
                BUSINESSES                      AMENITIES
---  ---------------------------------  -------------------------
32.  Suburban Dallas, electronics-      Approximately 9,800
     related industries including       square- foot conference
     E-Systems and Software Spectrum    center, four other
                                        meeting rooms, 50- person
                                        auditorium theater,
                                        full-service restaurant,
                                        night club, outdoor pool,
                                        executive fitness center
33.  Charleston International Airport,  Five-story atrium,
     Charleston's Historic District     complimentary full
                                        service cooked-to-order
                                        breakfast, manager's
                                        cocktail reception,
                                        meeting rooms, outdoor
                                        jacuzzi, pool health spa,
                                        exercise room, airport
                                        shuttle van
34.  Wrightsville Beach, Revolutionary  Two large meeting rooms,
     and Civil War historical sites     full service breakfast,
                                        lobby lounge, outdoor
                                        swimming pool, jacuzzi
35.  Convenient to Interstate 610,      Outdoor swimming pool
     Interstate 10 and the Northwest    and jacuzzi, fitness
     Freeway                            center, complimentary
                                        continental breakfast,
                                        daily newspaper and a
                                        coin-operated laundry
                                        facility


---------------


(1) For purposes of this table, renovation refers to substantial upgrade of guest rooms and/or public areas.

(2) The Company expects renovation to occur within the next 12 months.
(3) The Company is considering the sale or other disposition of this property once renovations are completed.

(4) The Homewood Suites -- Cary, North Carolina, is subject to a lease (the "Siemens Lease") with Siemens Medical System, Inc. ("Siemens Medical"), a large manufacturer and servicer of medical equipment. Siemens Medical conducts technician training seminars at a facility that is adjacent to this hotel. The lease provides that Siemens Medical (i) leases 90 of the 140 suites in the hotel for a minimum of 44 weeks per year and (ii) pays minimum annual rent payments of approximately $1.7 million with annual increases based on increases in the Consumer Price Index. The lease terminates on March 31, 2003.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     Set forth below are the names, ages and a brief description of the business experience of each person who is a director or executive officer of the Company.


NAME                                                             POSITION
----                                                             --------
Charles M. Winston...................  Chairman of the Board
Robert W. Winston, III...............  Chief Executive Officer, President and Director
Philip R. Alfano.....................  Chief Financial Officer, Senior Vice President and Secretary
Kenneth Crockett.....................  Senior Vice President
James H. Winston.....................  Director
Paul Fulton..........................  Independent Director
Thomas F. Darden, II.................  Independent Director
Richard L. Daugherty.................  Independent Director
Edwin B. Borden......................  Independent Director


     Charles M. Winston -- Charles Winston (age 67) has been Chairman of the Board of Directors of the Company since its inception in March 1994. Mr. Winston is a native of North Carolina and a graduate of the University of North Carolina at Chapel Hill with an A.B. degree. He was Chairman of the Board of WJS Management, Inc., the former operator of nine of the Current Hotels, and President of several corporations, which developed ten of the Current Hotels, positions he had held since 1987. Mr. Winston has more than 35 years of experience in developing and operating full service restaurants. Mr. Winston also serves on the board of directors of Branch Banking and Trust Company. Mr. Winston is Robert Winston's father and James Winston's brother.



     Robert W. Winston, III -- Robert Winston (age 35) has served as Chief Executive Officer, President and director of the Company since its inception in March 1994 and Secretary until May 1995. Mr. Winston is the son of Charles Winston and the nephew of James Winston. Mr. Winston is a native of North Carolina and a graduate of the University of North Carolina at Chapel Hill with a B.A. degree in economics. From 1988 to 1991 he was employed by Hampton Inns Corporation, where he was involved in the management of several hotels. In 1991, Mr. Winston founded a hotel management company and purchased the Hampton Inn Hotel in Wilmington, North Carolina. He managed that hotel from 1991 until the closing of the Company's initial public offering in June 1994. Mr. Winston developed three of the Current Hotels, which were purchased by the Company in 1996.



     Philip R. Alfano -- Mr. Alfano (age 47) was appointed Chief Financial Officer and Senior Vice President of the Company in October 1994 and Secretary in May 1995. Mr. Alfano is a graduate of St. Bonaventure University with a B.B.A. degree in accounting. Prior to joining the Company, from 1983 until August 1993, Mr. Alfano was employed by the Ashforth Company, a privately-held real estate development and service organization which is not affiliated with the Company, and served on its Executive Committee. In this position, Mr. Alfano was responsible for all finance and administrative activities and acted as business advisor to six operating units. Mr. Alfano is a certified public accountant. From August 1993 through October 1994, Mr. Alfano was self-employed as a financial consultant. Mr. Alfano has informed the Company of his intention to resign from his position as Chief Financial Officer in order to pursue other interests. Mr. Alfano will continue to handle day-to-day operations as CFO during the near term and will remain available in an advisory role to assist the Company in the transition to a new CFO. The Company has retained an executive search firm to assist in the search process for Mr. Alfano's successor.


     Kenneth Crockett -- Mr. Crockett (age 40) was appointed Senior Vice President of the Company in September 1995. Mr. Crockett is a graduate of the University of North Carolina at Chapel Hill with a B.S. degree in Business Administration. Prior to joining the Company, Mr. Crockett was an Associate Partner for project development in commercial real estate at Capital Associates, a real estate development firm located in the Raleigh, North Carolina area. From 1984 to 1986, Mr. Crockett worked for the Oberlin Company where he was responsible for the development and operation of nine limited service hotels. Prior to 1984, Mr. Crockett worked for several different financial institutions.

     James H. Winston -- James Winston (age 63) has served as a director of the Company since May 1994. Mr. Winston has been, for at least the past five years, the President of Omega Insurance Company, a property and casualty insurance company doing business mainly in the State of Florida and throughout five southeastern states. He is also President of LPMC, Inc., a real estate investment firm. Mr. Winston is a native of North Carolina, and was graduated Phi Beta Kappa from the University of North Carolina at Chapel Hill. Mr. Winston serves on the boards of directors of Stein Mart, Inc., FRP Properties, Inc. and a number of community organizations in the Jacksonville, Florida area. Mr. Winston is the brother of Charles Winston and the uncle of Robert Winston.


     Paul Fulton -- Paul Fulton (age 62) has served as a director of the Company since May 25, 1994. Mr. Fulton is currently the Dean of Kenan-Flagler Business School of the University of North Carolina at Chapel Hill, a position he has held since January 1, 1994, but expects to leave such position on September 12, 1997. Mr. Fulton is also currently the Chief Executive Officer of Bassett Furniture Industries, Inc. Mr. Fulton served from 1988 through 1993 with Sara Lee Corporation, a global packaged food and consumer products company. Mr. Fulton's last position with Sara Lee was President. Mr. Fulton is a graduate of the University of North Carolina at Chapel Hill. Mr. Fulton serves as a director of Sonoco Products, NationsBank Corporation, Cato Corporation and Bassett Furniture Industries, Inc.


     Thomas F. Darden II -- Thomas Darden (age 42) has served as a director of the Company since May 1994. Mr. Darden is the Chairman of Cherokee Sanford Group, Inc., which manufactures brick products in North Carolina and Maryland, where he has been employed for more than the past five years. Mr. Darden graduated with highest honors from the University of North Carolina at Chapel Hill with a B.A. degree in 1976 and graduated from Yale Law School with a J.D. degree in 1981. In 1992, Mr. Darden received a Master's Degree in City and Regional Planning from the University of North Carolina at Chapel Hill. In 1991, Mr. Darden was appointed by the Governor of North Carolina to the board of the North Carolina Department of Transportation, and was subsequently appointed to the Triangle Transit Authority Board of Trustees. Mr. Darden serves or has served on a variety of community, charitable and college boards, currently including the Board of Visitors of the University of North Carolina at Chapel Hill and the Board of Trustees of Shaw University.

     Richard L. Daugherty -- Richard Daugherty (age 61) has served as a director of the Company since May 1994. Mr. Daugherty serves as a consultant to North Carolina State University. Until 1994, Mr. Daugherty was Vice President of Worldwide Manufacturing for the IBM PC Company in Research Triangle Park, North Carolina, where he had been employed for more than five years. At the time of his retirement in 1994, Mr. Daugherty was the senior IBM executive for the State of North Carolina. Mr. Daugherty received a Bachelor of Science degree from Lehigh University in 1957. He serves on various community and business boards of directors, including the boards of Wachovia Bank & Trust Company, N.A. and Carolina Power & Light Company.

     Edwin B. Borden -- Edwin Borden (age 63) has served as a director of the Company since May 1994. Mr. Borden is President and Chief Executive Officer of The Borden Manufacturing Company, Inc. a textile manufacturer, where he has been employed for at least the past five years. Mr. Borden is a native of North Carolina and a graduate of the University of North Carolina at Chapel Hill. He serves on the boards of directors of Carolina Power & Light Company, Jefferson Pilot Corporation, Triangle Bancorp and Ruddick Corp.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth the beneficial ownership of Common Stock as of August 12, 1997 by (i) each director, (ii) each executive officer, and (iii) all directors and executive officers as a group:

                                                                 SHARES       PERCENT
                                                              BENEFICIALLY      OF
                  NAME OF BENEFICIAL OWNER                    OWNED(1)(2)      CLASS
                  ------------------------                    ------------    -------
Charles M. Winston(3).......................................     340,380        2.0%
Robert W. Winston, III(4)...................................     494,793        2.9%
Philip R. Alfano(5).........................................      45,000          *
Kenneth Crockett(6).........................................      50,000          *
James H. Winston(7)(8)......................................      15,000          *
Paul Fulton(7)..............................................       7,500          *
Thomas F. Darden, II(7).....................................      12,500          *
Richard L. Daugherty(7).....................................       8,500          *
Edwin B. Borden(7)..........................................      17,500          *
All directors and executive officers as a group (9
  persons)(9)...............................................     991,173        5.7%

---------------

 *  Represents less than one percent of the Company's outstanding Common Stock.
(1) Pursuant to the rules of the Securities and Exchange Commission, certain shares of the Company's Common Stock which a person has the right to acquire within 60 days of the date shown above pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) Assumes that all Units in the Partnership held by such persons, if any, which are redeemable within 60 days of the date shown above for shares of the Company's Common Stock, are redeemed for shares of Common Stock on a one-for-one basis. The total number of shares outstanding used in calculating the percentage assumes that none of the Units held by other persons are redeemed for shares of Common Stock.


(3) Includes 105,643 shares issuable to Mr. Winston upon the exercise of redemption rights with respect to Units issued to Mr. Winston in connection with the Company's acquisition of hotels in connection with the Company's initial public offering. Also includes 36,505 shares issuable upon exercise of redemption rights with respect to outstanding Units issued to a corporation that is owned 33.33% by Mr. Winston in connection with the Company's acquisition of the Hampton Inn-Perimeter (Atlanta).


(4) Includes 297,500 shares issuable upon exercise of redemption rights with respect to Units issued to a corporation that is owned by Mr. Winston, his wife and trusts for the benefit of his minor children in connection with the Company's acquisition of the Hampton Inn-Wilmington, North Carolina. Also includes 97,500 shares subject to presently exercisable stock options.

(5) Includes 5,000 shares jointly owned with Mr. Alfano's wife and 40,000 shares subject to presently exercisable stock options.
(6) Represents 50,000 shares subject to presently exercisable stock options.
(7) Includes 7,500 shares issued to each director, other than Charles Winston and Robert Winston, in June 1994 under the Winston Hotels, Inc. Directors' Stock Incentive Plan (the "Directors' Plan"). Such shares began vesting in 1994 with each director at the rate of 1,500 shares per year. Any shares not vested when such person ceases to be a director will be forfeited. Each director is entitled to vote and receive the dividends paid on such shares prior to vesting.
(8) Includes 1,000 shares held by Mr. Winston's wife.

(9) Includes 7,500 shares issued to each director, other than Charles Winston and Robert W. Winston, under the Directors' Plan. Also includes 187,500 shares subject to presently exercisable stock options and 439,648 shares issuable upon exercise of redemption rights with respect to outstanding Units held by executive officers and directors.

                    DESCRIPTION OF SERIES A PREFERRED STOCK

     The description of the particular terms of the Series A Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL


     The Company is authorized to issue up to 10,000,000 shares of preferred stock ("Preferred Stock") from time to time, in one or more series, with such designations, powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by North Carolina law and as the Board of Directors may determine prior to issuance thereof by adoption of an amendment of the Company's Articles of Incorporation without any further vote or action by the Company's shareholders. As of the date of this Prospectus Supplement, no shares of Preferred Stock were outstanding.


     The Company intends to contribute or otherwise transfer the net proceeds of the sale of the Series A Preferred Stock to the Partnership in exchange for
       % Series A Preferred Units in the Partnership, the economic terms of which will be substantially identical to the Series A Preferred Stock. The Partnership will be required to make all required distributions on the Series A Preferred Units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount of the Series A Preferred Stock) prior to any distribution of cash or assets to the holders of the Units or to the holders of any other interests in the Partnership, except for any other series of preference units ranking on a parity with the Series A Preferred Units as to distributions and/or liquidation rights and except for distributions required to enable the Company to maintain its qualification as a REIT.


     None of the terms of the Series A Preferred Stock, the Partnership Agreement of the Partnership or, subject to limited exceptions, any of the debt agreements of the Company contain any provisions affording holders of the Series A Preferred Stock protection in the event of a highly leveraged or other transaction that might adversely affect holders of the Series A Preferred Stock.


     The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Articles of Incorporation and the amendment to the Articles of Incorporation creating the Series A Preferred Stock (the "Designating Amendment"), each of which is available from the Company.

MATURITY

     The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

RANK

     The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all existing and future indebtedness of the Company. The term "equity securities" does not include convertible debt securities, which will rank senior to the Series A Preferred Stock prior to conversion.

DIVIDENDS


     Holders of shares of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, preferential cumulative cash
dividends at the rate of      % per annum of the Liquidation Preference per
share (equivalent to a fixed annual amount of $          per share).


     Dividends on the Series A Preferred Stock shall be cumulative from the date of original issue and shall be payable quarterly in arrears on or before the sixteenth day of January, April, July and October of each year, or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend will be paid on or before January 16, 1998. Dividends payable on the Series A Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the last business day of March, June, September and December, respectively, or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to the applicable Dividend Payment Date (each, a "Dividend Record Date"). The first Dividend Record Date for determination of shareholders entitled to receive dividends on the Series A Preferred Stock is expected to be December 30, 1997.


     No dividends on shares of Series A Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

     Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series A Preferred Stock will not bear interest and holders of the Series A Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions described above.

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the "Code")) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series A Preferred Stock shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series A Preferred Stock for the year bears to the Total Dividends. Beginning with its 1998 taxable year, the Company will be able to elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series A Preferred Stock would include in income their proportionate share of the Company's undistributed long-term capital gains, as designated by the Company.

     Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of the Company or any other series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock (other than a dividend in shares of the Company's Common Stock or in shares of any other class of stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series A Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation or redemptions for the purpose of preserving the Company's qualification as a REIT). Holders of shares of the Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A Preferred Stock as provided above. Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25 per share (the "Liquidation Preference"), plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series A Preferred Stock as to liquidation rights. Holders of Series A Preferred Stock will be entitled to written notice of any event triggering the right to receive such Liquidation Preference. After payment of the full amount of the Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other corporation, trust or entity or of any other corporation with or into the Company, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.



REDEMPTION OF SERIES A PREFERRED STOCK UPON A CHANGE OF CONTROL



     At any time prior to September 28, 2001, the Company may, at its option, upon the occurrence of a Change of Control Event (as defined below) redeem all of the outstanding Series A Preferred Stock at the applicable redemption price reflected below, plus accrued and unpaid dividends (if any) to the date of repurchase. The repurchase price shall be as follows:



         DATE OF REDEMPTION
------------------------------------                                               PURCHASE
       FROM               THROUGH                                                   PRICE
-------------------    -------------                                               --------
Closing of Offering    December 31, 1997.........................................   $25.80
January 1, 1998        March 31, 1998............................................    25.75
April 1, 1998          June 30, 1998.............................................    25.70
July 1, 1998           September 30, 1998........................................    25.65
October 1, 1998        December 31, 1998.........................................    25.60
January 1, 1999        March 31, 1999............................................    25.55
April 1, 1999          June 30, 1999.............................................    25.50
July 1, 1999           September 30, 1999........................................    25.45
October 1, 1999        December 31, 1999.........................................    25.40
January 1, 2000        March 31,2000.............................................    25.35
April 1, 2000          June 30, 2000.............................................    25.30
July 1, 2000           September 30, 2000........................................    25.25
October 1, 2000        December 31, 2000.........................................    25.20
January 1, 2001        March 31, 2001............................................    25.15
April 1, 2001          June 30, 2001.............................................    25.10
July 1, 2001           September 27, 2001........................................    25.05



     Such redemption may be consummated at any time prior to, contemporaneously with or after the Change of Control (as defined below), provided that notice of any such redemption pursuant to this paragraph is given no later than 90 days following the date upon which the Change of Control Event occurred, the repurchase date must be within 60 days of the date of notice and a sum sufficient to redeem the shares has been deposited in trust to effect the redemption.



     As used herein, a "Change of Control Event" shall mean the execution by the Company or any of its subsidiaries or affiliates of any agreement with respect to any proposed transaction or event or series of transactions or events which, individually or in the aggregate, may reasonably be expected to result in a Change of Control.



     A "Change of Control" shall be deemed to have occurred at such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of Voting Stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of Voting Stock representing more than 35% of the total voting power of the total Voting Stock of the Company on a fully diluted basis; (ii) the date the Company sells, transfers or otherwise disposes of all or substantially all of the assets of the Company; or (iii) the date of the consummation of a merger or share exchange of the Company with another corporation where the shareholders of the Company immediately prior to the merger or share exchange would not beneficially own immediately after the merger or share exchange, shares entitling such shareholders to 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate group vote) to which all shareholders of the corporation issuing cash or securities in the merger consolidation or share exchange would be entitled in the election of directors, or where members of the Board of Directors of the Company immediately prior to the merger, or share exchange would not immediately after the merger consolidation or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger, or share exchange. "Voting Stock" shall mean capital stock of any class or kind having the power to vote generally for the election of directors of the Company.



REDEMPTION



     Other than upon the occurrence of a Change of Control Event as described under "-- Redemption of Series A Preferred Stock Upon a Change of Control" or in the event a shareholder acquires Excess Shares in excess of the Ownership Limitation as described under "-- Restrictions on Ownership", the Series A Preferred Stock is not redeemable prior to September 28, 2001. However, in order to ensure that the Company will continue to meet the stock ownership requirements for qualification as a REIT, the Series A Preferred Stock will be subject to provisions in the Articles of Incorporation pursuant to which any class of capital stock of the Company owned by a shareholder in excess of the Ownership Limitation (as defined herein) will be transferred to a trust and the shareholder will have the right to receive certain compensation for such shares of stock. See "-- Restrictions on Ownership." On and after September 28, 2001, the Company, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except with respect to Excess Shares in excess of the Ownership Limitation as described under "-- Restrictions on Ownership"), without interest. Holders of Series A Preferred Stock to be redeemed shall surrender such Series A Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series A Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series A Preferred Stock is to be redeemed, the Series A Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company. The Company's ability to redeem Series A Preferred Stock is subject to the limitations on distributions of the North Carolina Business Corporation Act.



     Unless full cumulative dividends on all shares of Series A Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the redemption by the Company of shares of stock in order to ensure that the Company continues to meet the requirements for qualification as a REIT, or the purchase or acquisition of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock. So long as no dividends are in arrears, the Company shall be entitled at any time and from time to time to repurchase shares of Series A Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.


     Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where the Series A Preferred Stock is to be surrendered for payment of the redemption price; and
(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series A Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

     Immediately prior to any redemption of Series A Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a

Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.


     The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that the Company continues to meet the requirements for qualification as a REIT, Series A Preferred Stock acquired by a shareholder in excess of the Ownership Limitation will automatically be transferred to a trust and the shareholder will have the right to receive certain compensation for such stock from the Company.


VOTING RIGHTS

     Holders of the Series A Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law.


     Whenever dividends on any shares of Series A Preferred Stock shall be in arrears for six or more quarters (a "Preferred Dividend Default"), the holders of such shares of Series A Preferred Stock (voting separately as a voting group with all other series of Preferred Stock ranking on a parity with the Series A Preferred Stock as to dividends or upon liquidation ("Parity Preferred") upon which like voting rights have been conferred and are exercisable) will be entitled to vote separately as a voting group for the election of a total of two additional directors to serve on the Board of Directors of the Company (the "Preferred Stock Directors") at a special meeting called by the holders of record of at least 20% of the Series A Preferred Stock and the holders of record of at least 20% of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series A Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. A quorum for any such meeting shall exist if at least a majority of the outstanding shares of Series A Preferred Stock and shares of Parity Preferred upon which like voting rights have been conferred and are exercisable are represented in person or by proxy at such meeting. Such Preferred Stock Directors shall be elected upon the affirmative vote of a plurality of the shares of Series A Preferred Stock and such Parity Preferred present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accumulated dividends and the dividend for the then current dividend period on the Series A Preferred Stock shall have been paid in full or set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or declared and set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate. Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series A Preferred Stock and such Parity Preferred when they have the voting rights described above (voting separately as a voting group with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock and such Parity Preferred when they have the voting rights described above (voting separately as a voting group with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.



     So long as any shares of Series A Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a voting group), amend, alter or repeal the provisions of the Articles of Incorporation or the Designating

Amendment, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof; provided, however, that with respect to the occurrence of any Event set forth above, so long as the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series A Preferred Stock, and provided further that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (ii) any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to affect materially and adversely such rights, preferences, privileges or voting powers.



     In addition to the above, under North Carolina law, the Series A Preferred Stock will be entitled to vote as a separate voting group if the Series A Preferred Stock is affected by certain amendments to the Articles of Incorporation, whether made by filing articles of amendment or by a merger or share exchange. In particular, if an amendment to the Articles of Incorporation is one that requires shareholder action, a separate class or series of shares will be entitled to vote as a separate voting group on any amendment that would:
(i) change the aggregate number of authorized shares of that class; (ii) effect an exchange or reclassification of any shares of that class into shares of another class; (iii) effect an exchange (or create a right of exchange) or reclassification of any shares of another class into shares of that class; (iv) change the designation, rights, preferences, or limitations of any shares of that class; (v) change any shares of that class into a different number of shares of the same class; (vi) increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, would have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of that class; (vii) limit or deny an existing preemptive right of any shares of that class; (viii) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on any shares of that class; or (ix) change the corporation into a non-profit corporation or a cooperative organization. If a proposed amendment would affect a series of a class of shares in one or more of the ways described in this paragraph, the shares of that series are entitled to vote as a separate voting group on the proposed amendment. The above mandatory voting rights apply regardless of whether the change is favorable or unfavorable to the affected series or class. A mandatory voting right also is given to a class or series of shares for approval of a share dividend payable in the shares of that class or series on the shares of another class or series.



     Unless the Articles of Incorporation, the bylaws, or the Board of Directors requires a higher vote, the vote required within each voting group will be a majority of shares actually cast at a meeting at which a quorum is present, except that if the proposed amendment creates dissenters' rights for any voting group, the vote required within that voting group will be a majority of the total votes in that voting group entitled to be cast on the amendment.



     Under North Carolina law, the Series A Preferred Stock will be entitled to vote separately on a plan of merger if the plan of merger contains a provision that, if contained in a proposed amendment to the Articles of Incorporation, would require action on the proposed amendment. The right to vote separately as a group on a plan of merger does not apply to a voting group if the consideration to be received in exchange for the shares of that voting group consists solely of cash. In the event of a statutory share exchange under which all shares to be acquired will be automatically exchanged for the designated consideration, the Series A Preferred Stock will be entitled to vote separately as a voting group. Unless the Articles of Incorporation or the Board of Directors require a greater vote, the plan of merger or share exchange must be approved by each voting group entitled to vote separately on the plan by a majority of all the votes entitled to be cast on the plan by that voting group.



     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION

     The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

RESTRICTIONS ON OWNERSHIP


     For the Company to qualify as a REIT under the Code, certain restrictions apply to the ownership of shares of capital stock. See the accompanying Prospectus under "Federal Income Tax Considerations -- Requirements for Qualification." Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Articles of Incorporation and the Designating Amendment restrict the ownership, acquisition and transfer of the Company's capital stock, including shares of Series A Preferred Stock (the "Ownership Limitation").



     The Ownership Limitation provides that, subject to certain exceptions specified in the Articles of Incorporation and the Designating Amendment, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of (i) the number of outstanding shares of Common Stock or (ii) the number of outstanding shares of Series A Preferred Stock. The Board of Directors may, but in no event is required to, waive the Ownership Limitation with respect to a shareholder that is not an individual if evidence satisfactory to the Board of Directors is presented that such shareholder's ownership in excess of the Ownership Limitation will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it or an undertaking from the applicant with respect to preserving the REIT status of the Company.



     If shares in excess of the Ownership Limitation, shares which would cause the Company to be beneficially owned by fewer than 100 persons, shares which would cause the Company to be "closely held," or shares which would cause the Company to own 10% or more of the ownership interests in a tenant of its property are issued or transferred to any person, such issuance or transfer shall be void ab initio as to that number of shares the transfer of which would cause a violation of the applicable limit, and the shareholder will be deemed not to have transferred such excess shares. In addition, if any person holds shares in excess of the applicable limit, such person will be deemed to hold the shares that cause the limit to be exceeded in trust for the Company, and will not receive dividends or distributions with respect to such shares and will not be entitled to exercise any voting rights with respect to such shares. The person will be required to sell such shares to the Company for the lesser of the amount paid for the shares or average of the last reported sales prices for the ten trading days immediately preceding the redemption or to sell such shares at the direction of the Company, in which case the Company will be reimbursed for its expenses in connection with the sale plus any remaining amount of such proceeds that exceeds the amount such person paid for the shares and such person will be entitled to receive only the balance of the proceeds. If the Company repurchases such shares, it may elect to pay for the shares with Units.



     The Ownership Limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Any change in the Ownership Limitation would require an amendment to the Articles of Incorporation. In addition to preserving the Company's status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors. All certificates representing shares of Series A Preferred Stock will bear a legend referring to the restrictions described above.



     The Designating Amendment provides that each shareholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in good faith in order to determine the Company's status as a REIT.


TRANSFER AND DIVIDEND PAYING AGENT

     Wachovia Bank, N.A., will act as the transfer and dividend payment agent in respect of the Series A Preferred Stock.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     This discussion supplements the discussion set forth in the accompanying Prospectus under the heading "Federal Income Tax Considerations."

     This discussion does not address the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. Such matters are discussed in the accompanying Prospectus under "Federal Income Tax Considerations." Prospective investors should consult, and must depend on, their own tax advisors regarding the state, local, foreign and other tax consequences of holding and disposing of Series A Preferred Stock.

TAXATION OF THE COMPANY

     In the opinion of Hunton & Williams, the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 1994 through December 31, 1996, and the Company's organization and proposed method of operation will enable it to qualify to be taxed as a REIT for its taxable year ending December 31, 1997, and future taxable years. Investors should be aware, however, that opinions of counsel are not binding upon the Service or any court. It must be emphasized that Hunton & Williams' opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters, including representations regarding the nature of the Company's properties and the future conduct of its business. Such factual assumptions and representations are set out in the federal income tax opinion that will be delivered by Hunton & Williams at the closing of the Offering. Moreover, such qualification and taxation as a REIT depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and stock ownership, the various qualification tests imposed under the Code. Hunton & Williams will not review the Company's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "Federal Income Tax Considerations -- Failure to Qualify" in the accompanying Prospectus.

REDEMPTION OF SERIES A PREFERRED STOCK

     A redemption of Series A Preferred Stock will be treated under Section 302 of the Code as a distribution that is taxable at ordinary income tax rates as a dividend (to the extent of the Company's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as sale of the Series A Preferred Stock. The redemption will satisfy such tests if it (i) is "substantially disproportionate" with respect to the holder (which will not be the case if only Series A Preferred Stock is redeemed, since it generally does not have voting rights), (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series A Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.


     If a redemption of Series A Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of the cash and the fair market value of any property received by the shareholders. A shareholder's adjusted tax basis in the redeemed Series A Preferred Stock will be transferred to any of such shareholder's remaining stock holdings in the Company. If the shareholder does not retain any stock ownership in the Company, such basis could be transferred to a related person or it may be lost.

                                  UNDERWRITING


     Morgan Keegan & Company, Inc., J.C. Bradford & Co. and Raymond James & Associates, Inc. (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement among the Company, the Partnership and the Underwriters (the "Underwriting Agreement"), to purchase from the Company the number of shares of Series A Preferred Stock set forth opposite their respective names below:



                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Morgan Keegan & Company, Inc................................
J.C. Bradford & Co..........................................
Raymond James & Associates, Inc.............................
                                                              ---------
          Total.............................................  2,000,000
                                                              =========



     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Series A Preferred Stock offered hereby, if any such shares are purchased. The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Series A Preferred Stock to the public at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess
of $          per share of Series A Preferred Stock. The Underwriters may allow,
and such dealers may reallow, a discount not in excess of $          per share
to other dealers. The public offering price and the concessions and discount to dealers may be changed by the Underwriters after the initial offering.



     The Company has agreed, subject to certain exceptions, that it will not, without the prior written consent of the Underwriters, directly or indirectly sell, offer to sell, grant any option for the sale of, or otherwise transfer or dispose of any shares of Preferred Stock for a period of 90 days from the date hereof.


     The Company and the Partnership have agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Company has applied to list the Series A Preferred Stock on the NYSE under the symbol "WXH PrA." If approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within a 30-day period after the initial delivery of the Series A Preferred Stock. Prior to the Offering, there has been no public market for the shares of Series A Preferred Stock. The Underwriters have advised the Company that each intends to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE, but is not obligated to do so and may discontinue market making at any time without notice.

                                 LEGAL MATTERS


     The legality of the shares of Series A Preferred Stock offered hereby will be passed upon for the Company by King & Spalding, Atlanta, Georgia. The legality of the shares of Series A Preferred Stock offered hereby will be passed upon for the Underwriters by Hunton & Williams. King & Spalding will rely on the opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. with respect to all matters involving North Carolina law. The description of federal tax consequences in the Prospectus Supplement under the caption "Certain Federal Income Tax Considerations" and contained in the accompanying Prospectus under the caption "Federal Income Tax Considerations" is based upon the opinion of Hunton & Williams, Richmond, Virginia.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1996 and 1995 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1996 and 1995 and the period June 2, 1994 through December 31, 1994 and the financial statement schedule as of December 31, 1996; the balance sheets of the Lessee as of December 31, 1996 and 1995 and the statements of income, shareholders' equity and cash flows for the years ended December 31, 1996 and 1995 and for the period June 2, 1994 through December 31, 1994; the combined statements of income, equity and cash flows for the year ended December 31, 1995 of the Impac Acquisition Hotels (described in
Note 1 to those financial statements); and the combined statements of income, capital deficiency and cash flows of the Initial Hotels (described in Note 1 to those financial statements) for the five months ended June 2, 1994; all incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661-2511. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company. In addition, the Company's Common Stock is traded on the NYSE and such reports, proxy and information statements and other information concerning the Company can be inspected and copied at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Series A Preferred Stock offered hereby. This Prospectus Supplement, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Company and the Series A Preferred Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company (File No. 0-23732) with the Commission are incorporated herein by reference:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 1997 and June 30, 1997;

          (c) the Company's Current Report on Form 8-K dated May 7, 1996, as amended by the Company's Current Report on Form 8-K/A filed with the Commission on July 18, 1996; and the Company's Current Report on Form 8-K dated July 11, 1997; and

          (d) the combined statements of income, equity and cash flows of the Impac Acquisition Hotels (described in Note 1 to those financial statements) for the year ended December 31, 1995, included in the Company's Registration Statement on Form S-3 (File No. 333-03986).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement (and the accompanying Prospectus) and prior to the termination of the offering of the Series A Preferred Stock shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement (and the accompanying Prospectus) to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus Supplement and the accompanying Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Winston Hotels, Inc., 2209 Century Drive, Suite 300, Raleigh, North Carolina 27612, Attention: Secretary, telephone number (919) 510-6010.

                    INDEX TO PRO FORMA FINANCIAL STATEMENTS



Winston Hotels, Inc.
Pro forma Consolidated Statements of Income for the Year
  Ended December 31, 1996 and the Six Months Ended June 30,
  1997......................................................    SF-2
Pro forma Consolidated Balance Sheet as of June 30, 1997....    SF-4

                              WINSTON HOTELS, INC.



                  PRO FORMA CONSOLIDATED STATEMENTS OF INCOME


                      FOR THE YEAR ENDED DECEMBER 31, 1996


                     AND THE SIX MONTHS ENDED JUNE 30, 1997


                                  (UNAUDITED)



     These unaudited pro forma Consolidated Statements of Income are presented as if (i) the acquisition of the Impac Acquisition Hotels which occurred on May 5, 1996, (ii) the Common Stock Offering in June 1996, (iii) the consummation of the Offering, (iv) the application of the proceeds therefrom and (v) the effective date for the Percentage Leases for the Impac Acquisition Hotels had occurred as of the beginning of each of the periods presented. Consistent with the rules and regulations of the Securities and Exchange Commission, all other acquisitions during 1996 and 1997 do not meet certain measures of significance individually or in the aggregate and, accordingly, have been excluded from these pro forma consolidated statements of income. Such pro forma information is based in part upon the Consolidated Statements of Income of Winston Hotels, Inc. and the Impac Acquisition Hotels incorporated herein by reference. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.



     These unaudited pro forma Consolidated Statements of Income are not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed as of the beginning of each of the periods presented, nor does it purport to represent the results of operations for future periods.



                                                                   PRO FORMA FOR THE YEAR ENDED DECEMBER 31, 1996
                                                    HISTORICAL    ------------------------------------------------
                                                    YEAR ENDED     IMPAC ACQUISITION
                                                   DECEMBER 31,   HOTELS JANUARY 1 -      PRO FORMA
                                                       1996           MAY 4, 1996        ADJUSTMENTS     PRO FORMA
                                                   ------------   -------------------   --------------   ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Percentage lease revenue.........................    $26,611            $1,244(A)                         $27,855
Interest and other income........................         97                --                                 97
                                                     -------           -------                            -------
    Total revenue................................     26,708             1,244                             27,952
                                                     -------           -------                            -------
Real estate taxes and property and casualty
  insurance......................................      1,647               108(B)                           1,755
General and administrative.......................      1,985                10(C)                           1,995
Interest expense.................................      2,665                --             $(2,083)(D)        582
Depreciation.....................................      6,476               352(E)                           6,828
Amortization.....................................        147                 8(F)                             155
                                                     -------           -------             -------        -------
    Total expenses...............................     12,920               478              (2,083)        11,315
                                                     -------           -------             -------        -------
Income before allocation to minority interest....     13,788            $  766             $ 2,083         16,637
                                                                       =======             =======
Income allocation to minority interest...........        786                                                  448
                                                     -------                                              -------
Net income.......................................     13,002                                               16,189
Preferred dividends(G)...........................         --                                                4,625
                                                     -------                                              -------
Net income applicable to common shareholders.....    $13,002                                              $11,564
                                                     =======                                              =======
Net income per common share(H)...................    $  1.00                                              $  0.75
Weighted average number of common shares and
  common share equivalents.......................     13,747                                               16,099

                              WINSTON HOTELS, INC.



           PRO FORMA CONSOLIDATED STATEMENTS OF INCOME -- (CONTINUED)



                                                                               PRO FORMA FOR THE SIX
                                                                                   MONTHS ENDED
                                                               HISTORICAL          JUNE 30, 1997
                                                               SIX MONTHS     -----------------------
                                                                  ENDED        PRO FORMA
                                                              JUNE 30, 1997   ADJUSTMENTS   PRO FORMA
                                                              -------------   -----------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Percentage lease revenue....................................     $16,770                     $16,770
Interest and other income...................................          54                          54
                                                                 -------                     -------
    Total revenue...........................................      16,824                      16,824
                                                                 -------                     -------
Real estate taxes and property and casualty insurance.......       1,156                       1,156
General and administrative..................................         862                         862
Interest expense............................................       1,811        $(1,308)(D)      503
Depreciation................................................       4,570                       4,570
Amortization................................................          81                          81
                                                                 -------        -------      -------
    Total expenses..........................................       8,480         (1,308)       7,172
                                                                 -------        -------      -------
Income before allocation to minority interest...............       8,344        $ 1,308        9,652
                                                                                =======
Income allocation to minority interest......................         611                         715
                                                                 -------                     -------
Net income applicable to common shareholders................       7,733                       8,937
                                                                 -------                     -------
Preferred dividends(G)......................................          --                       2,313
                                                                 -------                     -------
Net income applicable to common shareholders................     $ 7,733                     $ 6,624
                                                                 =======                     =======
Net income per common share(H)..............................     $  0.49                     $  0.43
Weighted average number of common shares and common share
  equivalents...............................................      17,083                      17,083



(A) Represents lease payments calculated using the rent provisions in the applicable Percentage Leases applied to the historical revenue of the Impac Acquisition Hotels for the period from January 1, 1996 through May 4, 1996, the date of acquisition by the Partnership.


(B) Represents real estate taxes and property and casualty insurance for the period January 1, 1996 through May 4, 1996.


(C) Represents an estimate for incremental franchise taxes, legal, accounting, printing and other expenses.


(D) Represents a reduction in interest expense resulting from the application of the proceeds from the Offering to the weighted average debt outstanding during the period based on the Company's historical weighted average interest rate during the period. Pro forma interest expense includes unused line of credit fees of 0.25% and $270 and $226 for amortization of loan costs and fees and interest rate cap fees for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.


(E) Represents depreciation of the Impac Acquisition Hotels, which is computed based upon useful lives of 30 years for buildings and improvements and five years for furniture and equipment. These estimated useful lives are based on management's knowledge of the properties and the hotel industry in general.


(F) Represents amortization of capitalized franchise fees, which is computed over a 10 year period.


(G) Assumes an annual dividend rate of 9.25% on the Liquidation Preference of the Series A Preferred Stock.


(H) Net income per common share is computed by dividing income before allocation to minority interest less preferred dividends by the weighted average number of shares of Common Stock and Common Stock equivalents outstanding for the period.

                              WINSTON HOTELS, INC.



                      PRO FORMA CONSOLIDATED BALANCE SHEET


                              AS OF JUNE 30, 1997


                           (UNAUDITED, IN THOUSANDS)



     This unaudited pro forma Consolidated Balance Sheet is presented as if the Offering and the application of the net proceeds to retire debt had occurred on June 30, 1997. Such pro forma information is based upon the Consolidated Balance Sheet of the Company. It should be read in conjunction with all of the financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter and six months ended June 30, 1997, which is incorporated by reference into the accompanying Prospectus. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.



     This unaudited pro forma Consolidated Balance Sheet is not necessarily indicative of what the actual financial position would have been assuming such transactions had been completed as of June 30, 1997, nor does it purport to represent the future financial position of the Company.



                                                        HISTORICAL      ADJUSTMENTS      PRO FORMA
                                                        ----------      -----------      ---------
                                              ASSETS
Investment in hotel properties........................   $229,893                        $229,893
Less accumulated depreciation.........................    (16,078)                        (16,078)
                                                         --------                        --------
Net investment in hotel properties....................    213,815                         213,815
Cash and cash equivalents.............................        340                             340
Lease revenue receivable..............................      7,154                           7,154
Deferred expenses, net................................      1,272                           1,272
Prepaid expenses and other assets.....................      1,522                           1,522
                                                         --------                        --------
                                                         $224,103                        $224,103
                                                         ========                        ========

                               LIABILITIES AND SHAREHOLDERS' EQUITY

Due to banks..........................................   $ 63,081        $(47,500)(A)    $ 15,581
Accounts payable and accrued expenses.................      2,227                           2,227
Distributions payable.................................      4,613                           4,613
Amounts due to Lessee.................................      1,667                           1,667
Minority interest in Partnership......................     11,274                          11,274
Shareholders' equity:
  Preferred stock.....................................         --              20(B)           20
  Common stock........................................        158                             158
  Additional paid-in capital..........................    145,416          47,480(C)      192,896
  Unearned directors' compensation....................       (144)                           (144)
  Accumulated deficit.................................     (4,189)                         (4,189)
                                                         --------        --------        --------
          Total shareholders' equity..................    141,241          47,500         188,741
                                                         --------        --------        --------
                                                         $224,103        $     --        $224,103
                                                         ========        ========        ========



(A) Decrease represents assumed net proceeds used to repay amounts due to banks.


(B) Increase reflects the par value of the preferred stock expected to be sold in the Offering.


(C) Increase reflects the gross proceeds from the Offering ($50,000) less the par value of the preferred stock issued ($20) and the estimated expenses of the Offering ($2,500).

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS       SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 1997


                                  $200,000,000

                              WINSTON HOTELS, INC.

[LOGO]                  COMMON STOCK AND PREFERRED STOCK

                             ---------------------

     Winston Hotels, Inc. (the "Company") may from time to time offer (i) shares of its common stock, $.01 par value per share (the "Common Stock"), and (ii) in one or more series or classes, shares of its preferred stock, $.01 par value per share ("Preferred Stock"), with an aggregate public offering price of up to $200,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Common Stock and Preferred Stock (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Stock, any initial public offering price and (ii) in the case of Preferred Stock, the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and all other specific terms of the Preferred Stock. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement also will contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on an interdealer quotation system or a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE OFFERED SECURITIES.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------


               The date of this Prospectus is September   , 1997.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661-2511. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company. In addition, the Company's Common Stock currently is traded on the New York Stock Exchange ("NYSE") and such reports, proxy and information statements and other information concerning the Company can be inspected and copied at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.


     The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Securities. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Company and the Securities, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company (File No. 0-23732) with the Commission are incorporated herein by reference and made a part hereof:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997;

          (c) the Company's Current Report on Form 8-K dated May 7, 1996, as amended by the Company's Current Report on Form 8-K/A filed with the Commission on July 18, 1996; and the Company's Current Report on Form 8-K dated July 11, 1997;

          (d) the combined statements of income, equity and cash flows of the Impac Acquisition Hotels (described in Note 1 to those financial statements) for the year ended December 31, 1995, included in the Company's Registration Statement on Form S-3 (File No. 333-03986); and


          (e) the description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A, dated August 1, 1997, including any amendment or report filed for the purpose of updating such description.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any applicable Prospectus Supplement) or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Winston Hotels, Inc., 2209 Century Drive, Suite 300, Raleigh, North Carolina 27612, Attention: Secretary, telephone number
(919) 510-6010.

                                  THE COMPANY


     The Company is a self-advised and self-administered equity REIT that, either directly or through WINN Limited Partnership (the "Partnership"), owns 35 hotels as of September 2, 1997 (the "Hotels"), and is developing four Homewood Suites(R) hotels, and one Courtyard by Marriott(R) hotel. In addition, the Company has signed contracts or letters of intent to acquire three additional hotels, which contain an aggregate of 393 rooms, for a total purchase price of $23.7 million. The Company is the sole general partner of the Partnership and, at September 2, 1997, owned an approximately 90.1% interest in the Partnership. The following table sets forth, as of September 2, 1997, certain information regarding the Company's hotels:



FRANCHISE AFFILIATION                                   NUMBER OF HOTELS   NUMBER OF ROOMS
---------------------                                   ----------------   ---------------
Hampton Inn(R)........................................         15               1,809
Comfort Inn(R)........................................          9               1,293
Homewood Suites(R)....................................          2                 232
Comfort Suites(R).....................................          2                 277
Courtyard by Marriott(R)..............................          2                 330
Holiday Inn Express(R)................................          2                 208
Hampton Inn & Suites(R)...............................          1                 136
Holiday Inn Select(R).................................          1                 244
Quality Suites(R).....................................          1                 168
                                                               --               -----
          Total.......................................         35               4,697
                                                               ==               =====


     The Company and Promus Hotels, Inc. ("Promus") have entered into various agreements relating to the acquisition of hotels by the Company from Promus. Specifically, the Company has agreed to purchase one additional Homewood Suites hotel (the "Homewood Development Hotel") being developed by Promus. In addition, Promus has granted the Company an option to purchase additional Homewood Suites hotels (the "Homewood Option Hotels") during the three year period ending April 2000. The Company also has agreed to use its best efforts over an eight year period to spend at least $100 million to acquire hotels from Promus or develop hotels franchised by Promus, including the Homewood Development Hotel and the Homewood Option Hotels. Promus has agreed to invest up to an additional $13.5 million in the Company's Common Stock from time to time, based on purchases by the Company of the Homewood Development Hotel and Homewood Option Hotels. To date, Promus has invested approximately $1.5 million in the Common Stock.


     To enable the Company to qualify as a REIT, the Company or the Partnership, as applicable, leases the Hotels to Winston Hospitality, Inc. (the "Lessee") pursuant to leases (the "Percentage Leases") providing for rent payments based, in part, on revenues from the Hotels ("Percentage Rent"). The Lessee pays rent to the Company and the Partnership under the Percentage Leases and, in addition, pays all franchise fees, management fees and other operating expenses of the Hotels. The Lessee operates 25 of the Hotels, Interstate Management and Investment Corporation ("IMIC") operates nine of the Hotels and Promus operates one of the Hotels. Promus also will manage additional Homewood Suites hotels developed by it and acquired by the Company.


     The Company's growth strategy is to enhance shareholder value by increasing Cash Available for Distribution (as defined herein) per share of Common Stock through implementation of the Company's (i) internal growth strategy, (ii) acquisition strategy, (iii) development strategy and (iv) rehabilitation strategy. The Company's internal growth strategy is to establish and maintain a high occupancy rate at each hotel followed by increases in average daily rate ("ADR"), which in turn increase Percentage Lease revenues to the Company. The Company's acquisition strategy is to purchase hotels with strong, national franchise affiliations in growth markets at prices that result in attractive long-term returns. The Company seeks to acquire properties in locations with relatively high demand for rooms, a relatively low supply of hotel properties and barriers to easy entry into the hotel business, such as a scarcity of suitable lots or zoning restrictions. The Company's development strategy has two primary objectives: (i) adding high-quality hotels to its portfolio and (ii) creating long-term returns to the Company that exceed those that can be achieved through acquisitions. In considering development opportunities, the Company will review the availability and pricing of existing hotels for sale in the area that meet the Company's acquisition criteria, the availability of lots suitable for development, the costs and risks of developing and the availability of financing, as well as any other factors the Company deems relevant. The Company's rehabilitation strategy focuses on identifying underperforming hotel properties that would benefit substantially from renovation and quality management. The Company, therefore, may acquire hotel properties that could benefit from renovations, including hotels requiring complete renovation. The Company intends to finance acquisitions and development through the offering of the Securities or other follow-on offerings, from borrowings under its available $125 million line of credit (the "Line of Credit"), from joint venture agreements and from the issuance of other debt or equity securities.

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its short taxable year ended December 31, 1994. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 95% of its taxable income. In connection with the Company's election to be taxed as a REIT, the Company's Articles of Incorporation (the "Articles of Incorporation") impose certain restrictions on the transfer and ownership of shares of Common Stock. See "Restrictions on Ownership of Common Stock." The Company has adopted the calendar year as its taxable year. The Articles of Incorporation limit consolidated indebtedness to 45% of the Company's investment in hotel properties, at its cost.

     The Company will contribute all of the net proceeds from the sale of the Securities offered hereby to the Partnership in exchange for units of partnership interest in the Partnership ("Units"). Unless the context otherwise requires, all references herein to the business and assets of the Company refer to Winston Hotels, Inc., the Partnership and their respective subsidiaries, on a consolidated basis.

     The Company's executive offices are located at 2209 Century Drive, Suite 300, Raleigh, North Carolina 27612, and its telephone number is (919) 510-6010.

                                  RISK FACTORS

     In addition to the other information contained in, or incorporated by reference into, this Prospectus and any Prospectus Supplement, prospective investors should carefully consider the following factors in evaluating an investment in the Securities offered hereby.

DEVELOPMENT RISKS

     The Company is currently developing five hotel properties and intends to develop additional hotel properties as suitable opportunities arise. New project development is subject to a number of risks, including risks of construction delays or cost overruns that may increase project costs, and new project commencement risks such as competition for suitable development sites, receipt of zoning, occupancy and other required governmental permits and authorizations and the incurrence of substantial development costs in connection with projects that are not pursued to completion. The Company anticipates that its development projects will be financed with the Line of Credit or other secured or unsecured financing. There can be no assurances, however, that the Company will complete the development of any projects it begins or that the development and construction activities will be completed in a timely manner or within budget. The Company also intends to rehabilitate existing hotel properties that the Company believes are underperforming and such rehabilitation projects will be subject to the same risks as development projects.

RISKS OF RAPID GROWTH

     Since the Company's May 1994 initial public offering (the "IPO"), the number and geographic dispersion of the Company's hotel properties has increased substantially. The Company's growth strategy contemplates additional hotel acquisitions that meet its investment criteria, as well as hotel development, further increasing the number and geographic dispersion of the hotel properties in which it owns interests. The Company's ability to grow depends upon the ability of the Lessee and any third-party manager retained by the Lessee to manage effectively the Hotels, as well as any additional hotels in which the Company invests. The Lessee's or its third-party managers' ability to operate additional hotels under Percentage Leases or under management agreements, with current staffing levels and office locations, may diminish as the Company acquires additional hotels. Such growth may require the Lessee to hire additional personnel, engage additional third-party managers, and operate in new geographic locations.

DEPENDENCE ON RENT PAYMENTS UNDER PERCENTAGE LEASES;
LIMITED FINANCIAL RESOURCES OF THE LESSEE

     The Company must rely on the Lessee, either directly or under contracts with managers such as IMIC and Promus, to generate sufficient cash flow from the operation of the Hotels to enable the Lessee to meet its rent obligations under the Percentage Leases. Ineffective operation of the Hotels may result in the Lessee being unable to pay rent to the Company and the Partnership as required under the Percentage Leases. The obligations of the Lessee under the Percentage Leases are unsecured. Other than inventory and working capital, the Lessee has only nominal assets in addition to its rights and benefits under the Percentage Leases. See "-- Hotel Industry Risks -- Competition."

ACQUISITION OF HOTELS WITH NO OPERATING HISTORY

     The Homewood Development Hotel, the Homewood Option Hotels and the hotels currently under development by the Company have no operating history. The Company and the Lessee have negotiated, or will negotiate, the Percentage Rent formulas for these hotels based on projections of occupancy and ADR for the area in which each of these hotels is or will be located. Consequently, the Company will be subject to risks that these hotels will not achieve anticipated occupancy or ADR levels. Similarly, during the start-up period, room revenues may be less than required to result in the payment of rent at levels that provide the Company with an attractive return on its investments.

LACK OF CONTROL OVER OPERATIONS OF THE HOTELS

     Neither the Company nor the Partnership can operate any hotel or participate in the decisions affecting the daily operations of any hotel. Either the Lessee under the Percentage Leases, or an operator such as IMIC and Promus under management agreements with the Lessee, will control the daily operations of the Hotels. Neither the Company nor the Partnership has the authority to require any hotel to be operated in a particular manner, or to govern any particular aspect of the daily operations of any hotel (e.g., setting room rates). Thus, even if the Company's management believes the Hotels are being operated inefficiently or in a manner that does not result in anticipated rent payments to the Company or Partnership under the Percentage Leases, neither the Company nor the Partnership may require a change to the method of operation. The Company is limited to seeking redress only if the Lessee violates terms of the Percentage Leases, and then only to the extent of the remedies set forth therein.

HOTEL INDUSTRY RISKS

  Operating Risks

     The Hotels are subject to all operating risks common to the hotel industry. These risks include: competition from other hotels; past over-building in the hotel industry which has adversely affected occupancy and ADR; increases in operating costs due to inflation, which increases have not in recent years been, and may not necessarily in the future be, offset by increased room rates; dependence on business and commercial travelers and tourism; increases in energy costs and other expenses of travel; and adverse effects of general and local economic conditions. These factors could adversely affect the Lessee's ability to make lease payments and, therefore, the Company's ability to make expected distributions to shareholders. Further, decreases in room revenues of the Hotels will result in decreased revenues to the Company and the Partnership under the Percentage Leases and decreased Cash Available for Distribution (defined as net income (loss), excluding gains (or losses) from debt restructuring or sales of properties, plus depreciation and amortization and minority interest, minus capital expenditures and principal payments of indebtedness) to the Company's shareholders.

  Competition

     Competition for Guests. The hotel industry is highly competitive. The Hotels compete with other hotel properties in their geographic markets. As industry conditions continue to improve, new competing hotels may be opened in the Company's markets and in markets in which the Company may acquire hotels in the future.

     The Midscale (Without Food & Beverage) segment of the hotel industry, which includes Holiday Inn Express, Hampton Inn, Hampton Inn & Suites and Comfort Inn hotels, and the Upscale segment of the hotel industry, which includes Courtyard by Marriott and Homewood Suites, are experiencing a greater percentage increase in room supply than other segments of the industry. Room supply for the Midscale (Without Food & Beverage) segment grew 12.1% in 1995 and 14.7% in 1996, and room supply for the Upscale segment grew 4.4% in 1995 and 5.7% for 1996, each as compared to 1.2% in 1995 and 2.1% in 1996 for all U.S. hotels. Although growth in demand for Upscale hotels (4.5% in 1995 and 6.0% in 1996) exceeded growth in supply in each of these periods, respectively, growth in demand for Midscale (Without Food & Beverage) hotels (11.7% in 1995 and 12.0% in 1996) was less than growth in supply in each of these periods. Continued increases in supply could result in decreased ADR, occupancy and revenue per available room ("REVPAR") at the Company's hotels competing in the Midscale (Without Food & Beverage) and Upscale segments.

     Competition for Acquisitions. The Company competes for acquisition opportunities with entities that have substantially greater financial resources than the Company. These entities may generally be able to accept more risk than the Company can prudently manage, including risks with respect to the creditworthiness of a hotel operator or the geographic proximity of its investments. Competition may generally reduce the number of suitable investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell. Further, the Company faces competition for acquisition opportunities from other REITs and entities organized for purposes substantially similar to the Company's objectives, including entities which do not need to utilize a lessee to operate the hotel and who therefore may be able to offer a higher price to sellers than can the Company.

  Seasonality of Hotel Business

     The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality, and the structure of the Percentage Leases, which provide for a higher percentage of room revenues above stated equal quarterly levels to be paid as Percentage Rent, can be expected to cause fluctuations in the Company's quarterly lease revenues from the Percentage Leases. The lease revenues may vary by season as a result of the tiered, progressive formulas under which Percentage Rent is calculated.

  Concentration of Investments; Proximity to Coast


     Fourteen of the 35 Hotels are located in the State of North Carolina, with six of the Hotels located in the Raleigh/Durham, North Carolina area and three of the Hotels located in Wilmington, North Carolina. In the future, the Company could increase the concentration of its investments in North Carolina and, particularly, in the Raleigh/Durham area where the Company currently is developing two hotels. The concentration of the Company's investments in North Carolina could result in adverse events or conditions which affect those areas particularly, such as increases in room supply, a hurricane or other natural disaster, having a more significant negative effect on the operation of the Hotels, and ultimately amounts available for distribution to shareholders of the Company, than if the Company's investments were geographically diversified.


     In addition to the Company's concentration of investment in North Carolina, three of the Hotels are located in the metropolitan Atlanta area. The Company also currently is developing a Homewood Suites hotel in Alpharetta, Georgia, a suburb of Atlanta. The concentration of the Company's investments in one metropolitan area can result in adverse events or conditions that affect that metropolitan area having a more significant negative effect on the operations of the Hotels and, ultimately, amounts available for distribution to shareholders of the Company.

     Several of the Hotels are located near the Atlantic Ocean and are exposed to more severe weather than hotels located inland. These Hotels are also exposed to salt water and humidity, which result in increased or more rapid wear on the hotels' weatherproofing and mechanical, electrical and other systems. As a result, the Company may incur additional expenditures for capital improvements.

  Emphasis on Hampton Inn and Comfort Inn Hotels


     Fifteen of the 35 Hotels are operated as Hampton Inn hotels; one is operated as a Hampton Inn & Suites hotel; nine are operated as Comfort Inn hotels; and two are operated as Comfort Suites hotels. The Company is subject to risks inherent in concentrating investments in these franchise brands, such as a decrease in business because of adverse publicity related to the brands.


  Operating Costs and Capital Expenditures; Hotel Renovation

     Hotels have an ongoing need for renovations and other capital improvements, particularly in older structures, including periodic replacement of furniture, fixtures and equipment. Under the terms of the Percentage Leases, the Company and the Partnership are obligated to pay the cost of certain capital expenditures at the Hotels and to pay for furniture, fixtures and equipment. Franchisors may also require periodic capital improvements to the Hotels as a condition of retaining the franchise licenses. If these expenses exceed the Company's estimate, the additional cost could have an adverse effect on Cash Available for Distribution per share of Common Stock. In addition, the Company intends to invest selectively in hotels that require significant renovation. Renovation of hotels involves certain risks, including the possibility of environmental problems, construction cost overruns and delays, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from hotels.

CONFLICTS OF INTEREST

     Because of the ownership in and positions with the Company and the Lessee of affiliates of Charles M. Winston and Robert W. Winston, III, there are inherent conflicts of interest in the ongoing lease and operation of the Hotels.

  No Arm's Length Bargaining on Percentage Leases and Purchase Contracts for Hotels Owned by Winston Affiliates

     The terms of the Percentage Leases and the contracts pursuant to which the Partnership acquired ten hotels in connection with the IPO (the "Initial Hotels") and four other hotels (the "Affiliate Acquisition Hotels") in the past from affiliates of Charles M. Winston and Robert W. Winston, III were not negotiated on an arm's length basis. The Company believes, however, that the terms of such agreements are fair to the Company. The Independent Directors (directors who do not serve as officers or employees of the Company or its subsidiaries and are not affiliates of any advisor to or lessee of any property of the Company) and the Company obtained separate, independent appraisals of each Affiliate Acquisition Hotel, each of which indicated a fair market value that was greater than the purchase price of the related Affiliate Acquisition Hotel. The Independent Directors determined that the acquisition of the Initial Hotels and the Affiliate Acquisition Hotels was in the best interests of the Company and its shareholders and approved the acquisition of such Hotels and the terms of the Percentage Leases. The Company does not own any interest in the Lessee. The Lessee is owned by Robert W. Winston, III, President and director of the Company, and John B. Harris, Jr., President and director of the Lessee. Because Mr. Winston is a director and shareholder of the Lessee, as well as an officer and director of the Company, there is a conflict of interest with respect to the enforcement and termination of the Percentage Leases.

  Conflicts Relating to Sale of the Initial Hotels and the Affiliate Acquisition Hotels

     The limited partners of the Partnership other than the Company (the "Limited Partners"), including Robert Winston and Charles Winston (President and Chairman of the Board of the Company, respectively), may have unrealized gain in their interests in the Initial Hotels and the Affiliate Acquisition Hotels. The Partnership's sale of any of those Hotels may cause adverse tax consequences to the Limited Partners. Therefore, the interests of the Company and the Limited Partners could conflict in connection with the disposition of one or more of those 14 Hotels. However, decisions with respect to the disposition of all hotel properties in which the Company invests will be made by a majority of the Board of Directors, which majority must include a majority of the Independent Directors when the disposition involves an Initial Hotel or an Affiliate Acquisition Hotel.


DEPENDENCE ON MANAGEMENT



     The Company is dependent upon the efforts and expertise of its executive officers for its day-to-day operations and strategic business direction. The loss of their services could have an adverse effect on the operations of the Company.


REAL ESTATE INVESTMENT RISKS

  General Risks

     The Company's investments will be subject to varying degrees of risk generally incident to the ownership of real property. The underlying value of the Company's real estate investments and the Company's income and ability to make distributions to its shareholders is dependent upon the ability of the Lessee, or an operator such as IMIC or Promus, to operate the Hotels in a manner sufficient to maintain or increase revenues, to generate sufficient income in excess of operating expenses and to make rent payments under the Percentage Leases. Income from the Hotels may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, competition from other hotel properties, changes in interest rates and in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older structures, changes in real estate tax rates and other operating expenses, adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war and adverse changes in zoning laws, many of which are beyond the control of the Company.

  Illiquidity of Real Estate

     Real estate investments are relatively illiquid. There can be no assurance that the Company will be able to dispose of an investment when it finds disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of the Company's investment. The ability of the Company to vary its portfolio in response to changes in economic and other conditions will be limited. Also, no assurances can be given that the market value of any of the Hotels will not decrease in the future.

  Environmental Matters

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances, including ACMs. In connection with the ownership of the Hotels, the Company, the Partnership, the Lessee or any third-party manager, as the case may be, may be potentially liable for any such costs. Phase I environmental site assessments ("ESAs") were obtained on all of the Hotels prior to their acquisition. The purpose of Phase I ESAs is to identify potential sources of contamination for which the Hotels may be responsible and to assess the status of environmental regulatory compliance. The Phase I ESA reports have not revealed any environmental condition, liability or compliance concern that the Company believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any such condition, liability or concern. However, these reports may not reveal all environmental conditions, liabilities or compliance concerns. Further, there may be material environmental conditions, liabilities or compliance concerns that arose at a Hotel after the related Phase I ESA report was completed of which the Company is otherwise unaware.

  Uninsured and Underinsured Losses

     Each Percentage Lease specifies comprehensive insurance to be maintained on each of the Hotels, including liability, fire and extended coverage. Management believes such specified coverage is of the type and amount customarily obtained for or by an owner on real property assets. Leases for subsequently acquired hotels will contain similar provisions. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, and other acts of God, that may be uninsurable or not economically insurable. The Company's Board of Directors will use its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the Company's investments at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Certain factors, including inflation, changes in building codes and ordinances and environmental considerations, also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.

  Compliance with Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that the Hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. In addition, changes in other governmental rules and regulations or enforcement policies affecting the use and operation of the Hotels, including changes to building codes and fire and life safety codes, may occur. If the Company were required to make expenditures to comply with the ADA or other changes in governmental rules and regulations, the Company's ability to make distributions to its shareholders could be adversely affected.

  Fluctuations in Property Taxes

     Each Hotel is subject to real and personal property taxes. The real and personal property taxes on hotel properties in which the Company invests may increase or decrease as property tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, the Company's ability to make distributions to its shareholders would be adversely affected.

RISKS OF LEVERAGE

     All indebtedness incurred by the Company under the Line of Credit matures on November 1, 1998 (the "Maturity Date"). There can be no assurance that the Company will be able to extend or refinance any outstanding indebtedness under the Line of Credit on the Maturity Date or that the terms of any refinancings or extensions would be as favorable to the Company as the existing terms of the Line of Credit. The Line of Credit is secured by 28 Hotels, which will increase as the Company elects to fully utilize the $125 million maximum amount available under the Line of Credit. If the Company is unable to obtain favorable refinancing of its outstanding indebtedness at the Maturity Date or an extension of the Line of Credit, it could be required to liquidate one or more Hotels or lose one or more Hotels to foreclosure, either of which would result in financial loss to the Company. If the Company's cash flow from the Hotels securing the Line of Credit decreases such that the Company's borrowing availability under the Line of Credit (the "Line Availability") is less than the amount outstanding under the Line of Credit, the Company must either (i) provide additional collateral to increase the Line Availability or (ii) repay the excess of the amounts outstanding under the Line of Credit over the Line Availability.

     The Line of Credit generally bears interest at the variable rate of LIBOR plus 1.75%. Economic conditions could result in higher overall interest rates, which could increase debt service requirements on variable rate debt and could reduce the amount of Cash Available for Distribution.

     There can be no assurances that the Company, upon the incurrence of debt, will be able to meet its debt service obligations and, to the extent that it cannot, the Company risks the loss of some or all of its assets, including Hotels, to foreclosure. Adverse economic conditions could result in higher interest rates, which could increase debt service requirements on floating rate debt and could reduce the amounts available for distribution to shareholders. The Company may obtain one or more forms of interest rate protection (swap agreements, interest rate cap contracts, etc.) to hedge against the possible adverse effects of interest rate fluctuations. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in hotel properties at times which may not permit realization of the maximum return on such investments.

RISKS OF OPERATING HOTELS UNDER FRANCHISE AGREEMENTS

     All of the Hotels are subject to franchise agreements. The Lessee holds the franchise licenses for the Hotels. The Company guarantees the Lessee's obligations to make franchise license payments under the franchise licenses for the Hotels. Certain franchisors are requiring certain of the Hotels to be operated under conditional franchise licenses, subject to completion of certain capital improvements prior to issuance of a permanent license. Failure to complete the improvements in a manner satisfactory to a franchisor could result in the cancellation of a franchise agreement. In addition, hotels in which the Company invests subsequently may be operated pursuant to franchise agreements. The continuation of the franchises is subject to specified operating standards and other terms and conditions. Franchisors typically periodically inspect licensed properties to confirm adherence to operating standards. The failure of a hotel to maintain such standards or adhere to such other terms and conditions could result in the loss or cancellation of the franchise license. It is possible that a franchisor could condition the continuation of a franchise license on the completion of capital improvements which the Board of Directors determines are too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, the Board of Directors may elect to allow the franchise license to lapse. In any case, if a franchise is terminated, the Company and the Lessee may seek to obtain a suitable replacement franchise, or to operate the Hotel independent of a franchise license. The loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor.

RISKS ASSOCIATED WITH HOMEWOOD DEVELOPMENT HOTEL


     The Company has agreed to acquire the Homewood Development Hotel from Promus shortly after such hotel is completed. Under the terms of the Company's agreement with Promus, the Homewood Development Hotel will be built to specifications set forth in that agreement. The Company's obligation to purchase the Homewood Development Hotel is contingent upon the hotel meeting the applicable construction specifications. Because the Homewood Development Hotel is currently under development, there can be no assurances that such will be completed to the specifications to which the Company has agreed, and, therefore, there can be no assurances that the Company will acquire such hotel. In addition, the Company's agreement to purchase the Homewood Development Hotel is subject to the hotel's completion by a date specified in the agreement between the Company and Promus. There can be no assurances that the Homewood Development Hotel will be completed by such specified date, and, therefore, there can be no assurances that the Company will acquire the Homewood Development Hotel.


EFFECT OF MARKET INTEREST RATES ON PRICE OF THE SECURITIES

     One of the factors that may influence the price of the Securities in public trading markets will be the annual yield from distributions by the Company on the Common Stock and the annual yield on the Preferred Stock as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of the Securities.

ABILITY OF BOARD OF DIRECTORS TO CHANGE CERTAIN POLICIES

     The major policies of the Company, including its policies with respect to acquisitions, development, financing, growth, operations, debt capitalization and distributions are determined by its Board of Directors. The Board of Directors may amend or revise these and other policies from time to time without a vote of the shareholders of the Company. The Company cannot change its policy of limiting consolidated indebtedness to 45% of its investment in hotel properties, at cost, without the approval of the holders of a majority of the outstanding shares of Common Stock voting on such matter. The approval of two-thirds of the number of shares of Common Stock entitled to vote thereon is necessary to change the Company's policy of seeking to maintain its qualification as a REIT.

LIMITATION ON ACQUISITION AND CHANGE IN CONTROL

  Ownership Limitation

     The Ownership Limitation (as hereinafter defined), which provides that no shareholder may own, directly or indirectly, more than 9.9% of any class of the outstanding stock of the Company, may have the effect of precluding acquisition of control of the Company by a third party without the approval of the Board of Directors.

  Authority to Issue Preferred Stock

     The Articles of Incorporation authorize the Board of Directors to issue up to 10,000,000 shares of Preferred Stock and to establish the preferences and rights of any shares of Preferred Stock issued. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest.

  North Carolina Anti-Takeover Statutes

     As a North Carolina corporation, the Company is subject to various statutes which impose restrictions and require procedures with respect to certain takeover offers and business combinations, including, but not limited to, combinations with interested shareholders and share repurchases from certain shareholders. See "Description of Capital Stock -- North Carolina Anti-Takeover Statutes."

TAX RISKS

  Failure to Qualify as a REIT

     The Company operates and intends to continue to operate so as to qualify as a REIT for federal income tax purposes. Although the Company has not requested, and does not expect to request, a ruling from the Internal Revenue Service (the "Service") that it qualifies as a REIT, it previously has received, and will receive at the closing of an offering of the Securities, an opinion of its counsel that, based on certain assumptions and representations, it so qualifies. Investors should be aware, however, that opinions of counsel are not binding on the Service or any court. The REIT qualification opinion only represents the view of counsel to the Company based on counsel's review and analysis of existing law, which includes no controlling precedent. Furthermore, both the validity of the opinion and the continued qualification of the Company as a REIT will depend on the Company's continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount of its distributions to its shareholders. See "Federal Income Tax
Considerations -- Taxation of the Company."

     If the Company were to fail to qualify as a REIT for any taxable year, the Company would not be allowed a deduction for distributions to its shareholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, Cash Available for Distribution would be reduced for each of the years involved. Although the Company currently operates and intends to continue to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Directors, with the consent of shareholders holding at least two-thirds of the Common Stock entitled to vote thereon, to revoke the REIT election. See "Federal Income Tax Considerations."

  REIT Minimum Distribution Requirements; Possible Incurrence of Additional Debt

     In order to qualify as a REIT, the Company generally is required each year to distribute to its shareholders at least 95% of its taxable income (excluding any net capital gain). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year, and (iii) 100% of its undistributed taxable income from prior years.

     The Company has made, and intends to continue to make, distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income consists primarily of its share of the income of the Partnership, and the Company's Cash Available for Distribution consists primarily of its share of cash distributions from the Partnership and lease revenue under the Percentage Lease for the Hotel owned by the Company directly. Differences in timing between the recognition of taxable income and the receipt of Cash Available for Distribution due to the seasonality of the hospitality industry could require the Company to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. For federal income tax purposes, distributions paid to shareholders may consist of ordinary income, capital gains, nontaxable return of capital or a combination thereof. The Company will provide its shareholders with an annual statement as to its designation of the tax characterization of distributions. The requirement to distribute a substantial portion of the Company's net taxable income could cause the Company to distribute amounts that otherwise would be spent on future acquisitions, unanticipated capital expenditures or repayment of debt, which would require the Company to borrow funds or to sell assets to fund the costs of such items.

     Distributions by the Partnership are determined by the Company's Board of Directors and are dependent on a number of factors, including the amount of the Partnership's Cash Available for Distribution, the Partnership's financial condition, any decision by the Board of Directors to reinvest funds rather than to distribute such funds, the Partnership's capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements."

 Failure of the Partnership to be Classified as a Partnership for Federal Income Tax Purposes, Impact on REIT Status

     The Company previously has received, and will receive at the closing of an offering of Securities, an opinion of its counsel stating that the Partnership will be classified as a partnership, and not as a corporation or as an association taxable as a corporation, for federal income tax purposes. If the Service were to challenge successfully the tax status of the Partnership as a partnership for federal income tax purposes, the Partnership would be taxable as a corporation. In such event, the Company likely would cease to qualify as a REIT for a variety of reasons. Furthermore, the imposition of a corporate income tax on the Partnership would reduce substantially the amount of Cash Available for Distribution from the Partnership to the Company and its shareholders. See "Federal Income Tax Considerations -- Tax Aspects of the Partnership."

OWNERSHIP LIMITATION

     In order for the Company to maintain its qualification as a REIT, not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year. Furthermore, if any shareholder of the Lessee owns, actually or constructively, 10% or more of the stock of the Company, the Lessee could become a related party tenant of the Company, which likely would result in loss of REIT status for the Company. For the purpose of preserving the Company's REIT qualification, the Articles of Incorporation prohibit ownership of more than 9.9% of the outstanding shares of any class of the Company's stock by any shareholder and its affiliates (including the affiliates of Charles M. Winston and Robert W. Winston, III), without Board approval, subject to adjustment as described below. See "Restrictions on Ownership of Common Stock." Generally, the capital stock owned by related or affiliated shareholders will be aggregated for purposes of the Ownership Limitation (as hereinafter defined). The Ownership Limitation could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of the Common Stock might receive a premium for their shares. See "Federal Income Tax
Considerations -- Requirements for Qualification."

POSSIBLE ADVERSE EFFECTS OF SHARES AVAILABLE FOR FUTURE SALE UPON PRICES OF COMMON STOCK

     The Company may elect to issue up to 1,705,596 shares of Common Stock to holders of Units ("Unitholders") on a one-for-one basis upon the Unitholders' exercise of redemption rights they have with respect to the Units. All of the Unitholders will have certain registration rights with respect to the shares of Common Stock received by them upon redemption of their Units. The Company may also issue additional shares of Common Stock upon acquisition by the Company of Homewood Suites hotels pursuant to an agreement with Promus. No prediction can be made as to the effect, if any, that future sales of such shares of Common Stock, the availability thereof for future sale, or the existence of such registration rights may have upon the market price of the Common Stock, from time to time, or upon the Company's ability to sell additional shares of Common Stock in the future.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's (or its predecessor's) consolidated ratios of earnings to fixed charges for the six months ended June 30, 1997, and for each of the last five fiscal years. There was no Preferred Stock outstanding for any of the periods shown below. Accordingly, the ratio of earnings to fixed charges and Preferred Stock dividends is identical to the ratio of earnings to fixed charges.


                                    PREDECESSOR ENTITIES                         THE COMPANY
                               ------------------------------   ----------------------------------------------
                                YEAR ENDED                                         YEAR ENDED
                               DECEMBER 31,   JANUARY 1, 1994    JUNE 2, 1994     DECEMBER 31,    SIX MONTHS
                               ------------     TO JUNE 2,      TO DECEMBER 31,   ------------       ENDED
                               1992    1993        1994              1994         1995    1996   JUNE 30, 1997
                               ----    ----   ---------------   ---------------   ----    ----   -------------
Ratio of earnings to fixed
  charges:(1)................  1.05    1.48        1.46             15.09         4.44    5.85       4.58


---------------

(1) The consolidated ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of Line of Credit fees, amortization of interest rate caps and loan commitment fees.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company will contribute the net proceeds from the sale of the Securities to the Partnership in exchange for Units having characteristics similar to those of the Securities, and the Partnership expects to use such net proceeds for various purposes, which may include the acquisition of additional hotel assets, the repayment of outstanding indebtedness, the improvement and/or expansion of one or more of its hotel properties or for working capital purposes. Prior to utilization, the net proceeds will be invested in interest-bearing accounts and short-term, interest-bearing securities, which investments are consistent with the Company's intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

                              DISTRIBUTION POLICY

     In order to maintain its qualification as a REIT, the Company must distribute to its shareholders at least 95% of its annual taxable income (which does not include net capital gains). While future distributions paid by the Company will be at the discretion of the Board of Directors of the Company and will depend on the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code, and such other factors as the Board of Directors of the Company deems relevant, it is the present intention of the Company to pay regular quarterly distributions.

                          DESCRIPTION OF CAPITAL STOCK


     Under the Articles of Incorporation, the total number of shares of all classes of stock that the Company has authority to issue is 60,000,000, consisting of 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. The description of the Company's capital stock set forth below describes certain general terms and provisions of the capital stock to which any Prospectus Supplement may relate. The following description does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws.


COMMON STOCK


     Under the Articles of Incorporation, the Company has authority to issue up to 50,000,000 shares of Common Stock. Under North Carolina law, shareholders generally are not responsible for the Corporation's debts or obligations. At August 29, 1997, the Company had outstanding 16,194,480 shares of Common Stock.



     The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including election of directors. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of such shares exclusively possess all voting power. The Articles of Incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. Upon issuance and delivery against payment therefor, all shares of Common Stock offered hereby will be fully paid and nonassessable and the holders thereof will not have preemptive rights.


     The Common Stock is subject to certain restrictions upon the ownership and transfer thereof which were adopted for the purpose of enabling the Company to preserve its status as a REIT. For a description of such restrictions, see "Restrictions on Ownership of Common Stock."


     The Common Stock currently is traded on the NYSE under the symbol "WXH". The transfer agent and registrant for the Company's Common Stock is Wachovia Bank, N.A., Winston-Salem, North Carolina. The Company will apply to the NYSE or any securities exchange on which the Common Stock is listed to list any additional shares of Common Stock to be sold pursuant to any Prospectus Supplement.


PREFERRED STOCK

     The Board of Directors is authorized to provide for the issuance of up to 10,000,000 shares of Preferred Stock from time to time, in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, the Board of Directors may afford the holders of any series or class of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company.


     The applicable Prospectus Supplement will describe each of the following terms that may be applicable in respect of any Preferred Stock offered and issued pursuant to this Prospectus: (1) the specific designation, number of shares, seniority and purchase price; (2) any liquidation preference per share;
(3) any maturity date; (4) any mandatory or optional redemption or repayment dates and terms or sinking fund provisions; (5) any dividend rate or rates and the dates on which any dividends will be payable (or the method by which such rates or dates will be determined); (6) any voting rights; (7) any rights to convert the Preferred Stock into other securities or rights, including a description of the securities or rights into which such Preferred Stock is convertible (which may include other Preferred Stock) and the terms and conditions upon which such conversions will be effected, including, without limitation, conversion rates or formulas, conversion periods and other related provisions; (8) the place or places where dividends and other payments with respect to the Preferred Stock will be payable; and (9) any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions, including restrictions imposed for the purpose of maintaining the Company's qualification as a REIT under the Code. Upon issuance and delivery against payment therefor, all shares of the Preferred Stock offered hereby will be duly authorized, fully paid and non-assessable.

     The Preferred Stock will be subject to certain restrictions upon the ownership and transfer thereof for the purpose of enabling the Company to preserve its status as a REIT. See "Restrictions on Ownership of Common Stock."

ARTICLES OF INCORPORATION AND BYLAW PROVISIONS

  Number of Directors; Removal; Filling Vacancies

     The Articles of Incorporation and Bylaws provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will consist of not less than three nor more than nine persons, subject to increase or decrease by the affirmative vote of 80% of the members of the entire Board of Directors. At all times a majority of the Directors shall be Independent Directors, except that upon the death, removal or resignation of an Independent Director, such requirement shall not be applicable for 60 days. The shareholders shall be entitled to vote on the election or removal of directors, with each share entitled to one vote. The Bylaws provide that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, provided that Independent Directors shall nominate and approve directors to fill vacancies created by Independent Directors. Accordingly, the Board of Directors could temporarily prevent any shareholder from enlarging the Board of Directors and filling the new directorships with such shareholder's own nominees. Any director so elected shall hold office until the next annual meeting of shareholders.

     A director may be removed with or without cause by the vote of the holders of 75% of the outstanding shares at a special meeting of the shareholders called for the purpose of removing him.

  Limitation of Liability; Indemnification

     The Articles of Incorporation provide that to the maximum extent that North Carolina law in effect from time to time permits limitation of liability of directors and officers, no director or officer of the Company shall be liable to the Company or its shareholders for money damages.

     The Articles of Incorporation provide that the Company shall, to the fullest extent permitted by North Carolina law, indemnify any director, officer, employee or agent against any expense incurred by such person if the disinterested directors, the shareholders or independent legal counsel determine that such person conducted himself in good faith and (a) reasonably believed, in the case of conduct in his official capacity with the Company, that his conduct was in its best interest and in all other cases, that his conduct was at least not opposed to the Company's best interest and (b) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     Any indemnification by the Company pursuant to the provisions of the Articles of Incorporation described above shall be paid out of the assets of the Company and shall not be recoverable from the shareholders. The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above. To the extent that the foregoing indemnification provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Commission such indemnification is contrary to public policy and, therefore, unenforceable.

  Amendment


     Except as otherwise required by the Articles of Incorporation or by law, the Articles of Incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, with the shareholders voting as a voting group with one vote per share. The Company's Bylaws may be amended by the Board of Directors or by vote of the holders of a majority of the outstanding shares of Common Stock.

NORTH CAROLINA ANTI-TAKEOVER STATUTES

     In addition to certain of the Articles of Incorporation provisions discussed above, North Carolina has adopted a series of statutes that may deter takeover attempts or tender offers, including offers or attempts that might result in the payment of a premium over the market price for the Common Stock or that a shareholder might otherwise consider in its best interest.

     The Company is subject to the North Carolina Control Share Acquisition Act. The provisions of this Act are triggered upon the acquisition by a person of shares of voting stock of the Company that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Control Share Acquisition Act, the shares acquired in such a transaction that meet or exceed any of these thresholds ("Control Shares") have no voting rights until conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of Control Shares, any officer of the Company and any employee of the Company who is also a director of the Company. If voting rights are conferred on the Control Shares, all shareholders of the Company have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any Control Shares. The aggregate effect of these provisions may be to delay or prevent attempts by other corporations or groups to acquire control of the Company without negotiation with the Board of Directors.

     The North Carolina Shareholder Protection Act requires the affirmative vote of 95% of a corporation's voting shares to approve a "business combination" with any person that beneficially owns more than 20% of the voting shares of the corporation unless the fair price provisions of the Act are satisfied.

     "Business combination" is defined by the statute as any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than five million dollars) of any other entity.

                   RESTRICTIONS ON OWNERSHIP OF COMMON STOCK

     For the Company to qualify as a REIT under the Code, certain restrictions apply to the ownership of shares of capital stock. See "Federal Income Tax Considerations -- Requirements for Qualification." Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Articles of Incorporation restrict the acquisition of shares of Common Stock (the "Ownership Limitation").

     The Ownership Limitation provides that, subject to certain exceptions specified in the Articles of Incorporation, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the outstanding shares of Common Stock. The Board of Directors may, but in no event is required to, waive the Ownership Limitation if evidence satisfactory to the Board of Directors is presented that ownership in excess of such amount will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it or an undertaking from the applicant with respect to preserving the REIT status of the Company. If shares in excess of the Ownership Limitation, shares which would cause the Company to be beneficially owned by fewer than 100 persons, shares which would cause the Company to be "closely held," or shares which would cause the Company to own 10% or more of a tenant of its property, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to the shares.

     The Ownership Limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Any change in the Ownership Limitation would require an amendment to the Articles of Incorporation. In addition to preserving the Company's status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors. All certificates representing shares of capital stock will bear a legend referred to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, 5% or more of the outstanding Common Stock and any shareholder requested by the Company must file an affidavit with the Company containing the information specified in the Articles of Incorporation with respect to their ownership of shares within 30 days after January 1 of each year. In addition, each shareholder shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of material federal income tax considerations that may be relevant to a prospective holder of the Common Stock. The following discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON STOCK, INCLUDING THE STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, AND SALE, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company elected to be taxed as a REIT under sections 856 through 860 of the Code, effective for its short taxable year ended December 31, 1994. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT for federal income tax purposes.

     Hunton & Williams has acted as special tax counsel to the Company. Prior to issuing Common Stock or Preferred Stock, the Company expects to receive an opinion of Hunton & Williams as to its REIT qualification. Continued qualification and taxation as a REIT will depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code discussed below. No assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "-- Failure to Qualify."

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.


     The Company believes that it qualified to be taxed as a REIT for its taxable years ended December 31, 1994, December 31, 1995 and December 31, 1996, and that its organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ended December 31, 1997 and in the future. Qualification and taxation as a REIT depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code discussed below. No assurance can be given that the actual results of the Company's operation for any taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "-- Failure to Qualify."

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its undistributed items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then to the extent of such asset's "built-in gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by the Company over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in gain" assume that the Company would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition. See "-- Recently Enacted Legislation."


REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made by the Company to be taxed as a REIT. The ownership of the Common Stock is sufficiently diverse to allow the Company to satisfy requirements (v) and (vi). In addition, the Company's Articles of Incorporation provide for restrictions regarding transfers of the Common Stock that are intended to assist the Company in continuing to satisfy the requirements described in clauses (v) and (vi) above.

     For purposes of determining share ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Code section 401 (a), however, is not considered an individual and the beneficiaries of trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule.


     The Company does not currently have any corporate subsidiaries, although it may have corporate subsidiaries in the future. Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been held by the REIT at all times during the period that such corporation has been in existence. Thus, in applying the requirements described herein, any "qualified REIT subsidiaries" acquired or formed by the Company will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities, and items of income, deduction, and credit of the Company. See "-- Recently Enacted Legislation."


     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests described below. Thus, the Company's proportionate share of the assets and gross income of the Partnership will be treated as assets and gross income of the Company for purposes of applying the requirements described herein.

  Income Tests


     In order for the Company to maintain its qualification as a REIT, there are three requirements relating to the Company's gross income that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, not more than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year may be gain from the sale or other disposition of (i) stock or securities held for less than one year, (ii) dealer property that is not foreclosure property, and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property). See "-- Recently Enacted Legislation." The specific application of these tests to the Company is discussed below.


     Rent received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property". Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant".

     Pursuant to the Percentage Leases, the Lessee leases from the Partnership (or, in the case of the Company-Owned Hotel, the Company) the land, buildings, improvements, furnishings and equipment comprising the Hotels for a 10-year period. The Percentage Leases provide that the Lessee is obligated to pay to the partnership (or, in the case of the Company-Owned Hotel, the Company) (i) the greater of a Base Rent or Percentage Rent and (ii) certain other Additional Charges. The Percentage Rent is calculated by multiplying fixed percentages by the gross room revenues for each of the Hotels. The Base Rent accrues and is required to be paid monthly. Although Percentage Rent is due quarterly, with respect to eleven of the Hotels, the Lessee will not be in default for non-payment of Percentage Rent due in any calendar year if the Lessee pays, within 90 days of the end of the calendar year, the excess of Percentage Rent due and unpaid over the Base Rent paid by the Lessee with respect to such year. With respect to the other Hotels, the Lessee will be in default for the non-payment of Percentage Rent if it fails to pay, within 30 days of the end of each calendar quarter, the excess of Percentage Rent due and unpaid over the Base Rent paid year to-date with respect to such quarter.

     In order for the Base Rent, the Percentage Rent, and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties, (ii) the form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement), and (iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property).

     In addition, Code section 7701(e) provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property, (ii) the service recipient controls the property, (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property), (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract, (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient, and (vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

     The Company believes that the Percentage Leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts: (i) the Partnership (or, in the case of the Company-Owned Hotel, the Company) and the Lessee intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements, (ii) the Lessee has the right to the exclusive possession, use, and quiet enjoyment of the Hotels during the term of the Percentage Leases, (iii) the Lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the Hotels, other than the cost of maintaining underground utilities and structural elements, and dictates how the Hotels are operated, maintained, and improved,
(iv) the Lessee bears all of the costs and expenses of operating the Hotels (including the cost of any inventory used in their operation) during the term of the Percentage Leases (other than real and personal property taxes, property and casualty insurance, and the cost of replacement or refurbishment of furniture, fixtures and equipment, to the extent such costs do not exceed the allowance for such costs provided by the Company or the Partnership, as applicable, under each Percentage Lease), (v) the Lessee benefits from any savings in the costs of operating the Hotels during the term of the Percentage Leases, (vi) in the event of damage to or destruction of a Hotel, the Lessee is at economic risk because it is obligated either (A) to restore the property to its prior condition, in which event it will bear all costs of such restoration in excess of any insurance proceeds, or (B) to offer to purchase the Hotel for an amount generally equal to the fair market value of the property, less any insurance proceeds, (vii) the Lessee has indemnified the Partnership (or, in the case of the Company-Owned Hotel, the Company) against all liabilities imposed on the Partnership (or, in the case of the Company-Owned Hotel, the Company) during the term of the Percentage Leases by reason of (A) injury to persons or damage to property occurring at the Hotels, (B) the Lessee's use, management, maintenance or repair of the Hotels, (C) any environmental liability caused by acts or grossly negligent failures to act of the Lessee, (D) taxes and assessments in respect of the Hotels (other than real estate or personal property taxes), or (E) any breach of the Percentage Leases or of any sublease of a Hotel by the Lessee, (viii) the Lessee is obligated to pay substantial fixed rent for the period of use of the Hotels, (ix) the Lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the Hotels, (x) the Company or the Partnership, as applicable, cannot use the Hotels concurrently to provide significant services to entities unrelated to the Lessee, and (xi) the total contract price under the Percentage Leases does not substantially exceed the rental value of the Hotels for the term of the Percentage Leases.

     If the Percentage Leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the Partnership or the Company receives from the Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, the Company likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose its REIT status.

     In order for the Rent to constitute "rents from real property," several other requirements also must be satisfied. One requirement is that the Rents attributable to personal property leased in connection with the lease of the real property comprising a Hotel, must not be greater than 15% of the Rent received under she applicable Percentage Lease. The Rent attributable to the personal property in a Hotel is the amount that bears the same ratio to total Rent for the taxable year as the average of the adjusted bases of the personal property in the Hotel at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the Hotel at the beginning and at the end of such taxable year (the "Adjusted Basis Ratio"). The Adjusted Basis Ratio for each Hotel has not exceeded 15%. In no event will the Partnership or the Company acquire additional personal property for a Hotel to the extent that such acquisition would cause the Adjusted Basis Ratio for that Hotel to exceed 15%. There can be no assurance, however, that the Service will not assert that the personal property acquired by the Partnership or the Company had a value in excess of its appraised value, or that a court will not uphold such assertion. If such a challenge were successfully asserted, the Adjusted Basis Ratio could exceed 15% as to one or more of the Hotels, which in turn potentially could cause the Company to fail to satisfy the 95% or 75% gross income test and thus lose its REIT status.

     Another requirement for qualification of the Rent as "rents from real property" is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and
(iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as "rents from real property" if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the Percentage Rent on income or profits. Because the Percentage Rent is based on fixed percentages of the gross room revenues from the Hotels that are established in the Percentage Leases, and the Company has represented that the percentages (i) will not be renegotiated during the term of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) conform with normal business practice, the Percentage Rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, the Company has represented that, with respect to other hotel properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above).

     A third requirement for qualification of the Rent as "rents from real property" is that the Company must not own, actually or constructively, 10% or more of the Lessee. The constructive ownership rules of the Code generally provide that, if 10% or more in value of the stock of the Company is owned, directly or indirectly, by or for any person, the Company is considered as owning the stock owned, directly or indirectly, by or for such person. The Company does not actually own any stock of the Lessee. Various Winston Affiliates, which indirectly own interests in the Lessee, may acquire Common Stock by exercising their Redemption Rights. The Partnership Agreement, however, provides that if, upon a redemption of Units, the Company would own, actually or constructively, 10% or more of any tenant, the Company must redeem the Units for cash rather than Common Stock. The Articles of Incorporation likewise prohibit any person from owning, actually or constructively, 9.9% or more of the Company. Thus, the Company should never own, actually or constructively, 10% or more of the Lessee. Furthermore, the Company has represented that, with respect to other hotel properties that it acquires in the future, it will not lease any property to a Related Party Tenant. However, because the Code's constructive ownership rules for purposes of the Related Party Tenant rules are broad and it is not possible to monitor continually direct and indirect transfers of shares of Common Stock, no absolute assurance can be given that such transfers or other events of which the Company has no knowledge will not cause the Company to own constructively 10% or more of the Lessee at some future date.

     A fourth requirement for qualification of the Rent as "rents from real property" is that neither the Company nor the Partnership can furnish or render noncustomary services to the tenants of the Hotels, or manage or operate the Hotels, other than through an independent contractor who is adequately compensated and from whom the Company does not derive or receive any income. Provided that the Percentage Leases are respected as true leases, the Company should satisfy that requirement because the Company and the Partnership do not perform, and will not perform, any services other than customary ones for the Lessee. Furthermore, the Company has represented that, with respect to each other hotel property that it acquires in the future, it will not perform noncustomary services with respect to the tenant of the property. As described above, however, if the Percentage Leases are recharacterized as service contracts or partnership agreements, the Rent likely would be disqualified as "rents from real property" because the Company and the Partnership would be considered to furnish or render services to the occupants of the Hotels and to manage or operate the Hotels other than through an independent contractor who is adequately compensated and from whom the Company derives or receives no income.

     If a portion of the Rent from a particular Percentage Lease does not qualify as "rents from real property" because the Rent attributable to personal property with respect to such Percentage Lease exceeds 15% of the total Rent for a taxable year, the portion of the Rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. If the Rent attributable to personal property that is nonqualifying income, plus any other nonqualifying income, during a taxable year exceeds 5% of the Company's gross income during such year, the Company would lose its REIT status. In addition, if the Rent does not qualify as "rents from real property" because either (i) the Percentage Rent is considered based on the income or profits of the Lessee, (ii) the Company owns, actually or constructively, 10% or more of the Lessee, or (iii) the Company furnishes noncustomary services to the tenants of the Hotels, or manages or operates the Hotels other than through a qualifying independent contractor, none of the Rent would qualify as "rents from real property". In that case, the Company likely would lose its REIT status because it would be unable to satisfy both the 75% and 95% gross income tests.

     In addition to the Rent, the Lessee is required to pay to the Company or the Partnership, as applicable, the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts that the Lessee is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." To the extent, however, that the Additional Charges represent interest accrued on the late payment of the Rent or the Additional

Charges, the Additional Charges should not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property.


     Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT (and the net income from that transaction is subject to a 100% tax). See "-- Recently Enacted Legislation." The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. All inventory required in the operation of the Hotels will be purchased by the Lessee or its designee as required by the terms of the Percentage Leases. Accordingly, the Company and the Partnership believe that no asset owned by the Company or the Partnership is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of the Company or the Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company and the Partnership will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or the Partnership can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."


     The Company will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income under the 75% gross income test), less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness that such property secured and (ii) for which such REIT makes a proper election to treat such property as foreclosure property. However, a REIT will not be considered to have foreclosed on a property where such REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Under the Code, property generally ceases to be foreclosure property with respect to a REIT on the date that is two years after the date such REIT acquired such property (or longer if an extension is granted by the Secretary of the Treasury). The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day (i) on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test, (ii) on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such, building or other improvement was completed before default became imminent), or (iii) which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT does not derive or receive any income). As a result of the rules with respect to foreclosure property, if the Lessee defaults on its obligations under a Percentage Lease for a Hotel, the Company terminates the Lessee's leasehold interest, and the Company is unable to find a replacement Lessee for such Hotel within 90 days of such foreclosure, gross income from hotel operations conducted by the Company with respect to such Hotel would cease to qualify for the 75% and 95% gross income tests. In such event, the Company likely would be unable to satisfy the 75% and 95% gross income tests and, thus, would fail to qualify as a REIT.


     The Company has entered into interest rate cap agreements to eliminate its exposure to increases in interest rates under the Line of Credit. In the future, the Company or the Partnership may, from time to time, enter into other hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that the Company or the Partnership enters into interest rate swap or cap contracts, such as the interest rate cap agreements entered into by the Company in February 1995, to hedge any variable rate indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contracts should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Furthermore, any such contract would be considered a "security" for purposes of applying the 30% gross income test. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT. See "-- Recently Enacted Legislation."



     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "-- Taxation of the Company", even if those relief provisions apply, a 100% tax would be imposed with respect to the net income attributable to the greater of the amounts by which the Company failed the 75% or 95% gross income tests. No such relief is available for violations of the 30% income test. See "-- Recently Enacted Legislation."


  Asset Tests

     The Company, at the close of each quarter of its taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets," or, in cases where the Company raises new capital through stock or long-term (at least five year) debt offerings, temporary investments in stock or debt instruments during the one-year period following the Company's receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the principal balance of the mortgage does not exceed the value of the associated real property, and shares of stock in other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Partnership or the stock of a subsidiary with respect to which the Company has held 100% of the stock at all times during the subsidiary's existence).

     For purposes of the asset tests, the Company will be deemed to own its proportionate share of the assets of the Partnership, rather than its general partnership interest in the Partnership. The Company has represented that, at all relevant times, (i) at least 75% of the value of its total assets has been, and will be, represented by real estate assets, cash and cash items (including receivables), and government securities and (ii) it has not owned, and will not own, any securities that do not qualify for the 75% asset test (except for the stock of subsidiaries with respect to which it has held 100% of the stock at all times during the subsidiary's existence). In addition, the Company has represented that it will not acquire or dispose, or cause the Partnership to acquire or dispose, of assets in the future in a way that would cause it to violate either asset test.

     If the Company should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if
(i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by an acquisition of one or more nonqualifying assets. If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the quarter in which it arose.

  Distribution Requirements

     The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of its net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it would be subject to tax on the amount it does not distribute at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution amount over the amounts actually distributed. The Company has made, and intends to continue to make, timely distributions sufficient to satisfy all annual distribution requirements.

     It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, under certain of the Percentage Leases, the Lessee may defer payment of the excess of the Percentage Rent over the Base Rent paid by the Lessee for a period of up to 90 days after the end of the calendar year in which such payment was due. In that case, the Partnership still would be required to recognize as income the excess of the Percentage Rent over the Base Rent paid by the Lessee in the calendar year to which such excess relates. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. Therefore, the Company may have less Cash Available for Distribution than is necessary to meet its annual 95% distribution requirement or to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, the Company may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional shares of common or preferred stock.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

  Recordkeeping Requirement


     Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding stock. The Company has complied and will continue to comply with such requirements. See "-- Recently Enacted Legislation."

  Partnership Anti-Abuse Rule

     The U.S. Department of the Treasury has issued a final regulation (the "Anti-Abuse Rule") under the partnership provisions of the Code (the "Partnership Provisions"), that authorizes the Service, in certain "abusive" transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the Service deems appropriate. The Anti-Abuse Rule applies where a partnership is formed or availed of in connection with a transaction (or series of related transactions) a principal purpose of which is to reduce substantially the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible economic arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring an entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions. The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partnership interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the Service. However, because the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances, there can be no assurance that the Service will not attempt to apply the Anti-Abuse Rule to the Company. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding the Partnership for federal tax purposes or treating one or more of its partners as nonpartners. Any such action potentially could jeopardize the Company's status as a REIT.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. For purposes of determining whether distributions are made out of the Company's current or accumulated earnings and profits, the Company's earnings and profits will be allocated first to the Preferred Stock and then to the Common Stock. There can be no assurances that the Company will have sufficient earnings and profits to cover distributions to holders of both the Preferred Stock and the Common Stock. As used herein, the term "U.S. shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his Common Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. See "-- Recently Enacted Legislation." Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the Common Stock has been held for one year or less) assuming the Common Stock is a capital asset in the hands of the shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.


     Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses will be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which a shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Common Stock (or distributions treated as such) will be treated as investment income only if a shareholder so elects, in which case such capital gain will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

TAXATION OF SHAREHOLDERS ON THE DISPOSITION OF THE COMMON STOCK

     In general, any gain or loss realized upon a taxable disposition of the Common Stock by a shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the Common Stock has been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of Common Stock by a shareholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Common Stock may be disallowed if other shares of the Common Stock are purchased within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES


     A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. Effective for sales or exchanges occurring after May 6, 1997, the maximum tax rate on net capital gains applicable to individuals is 28% for sales and exchanges of assets held for more than one year but not more than 18 months, and 20% for sales and exchanges of assets held for more than 18 months. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.


INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company will report to its U.S. shareholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides the Company with a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to the Company. In April 1996, the Service issued proposed regulations regarding the backup withholding rules as applied to Non-U.S. Shareholders. The proposed regulations would alter the technical requirements relating to backup withholding compliance and are proposed to be effective for distributions made after December 31, 1997. See "-- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling and on the intention of the Company to invest its assets in a manner that will avoid the recognition of UBTI by the Company, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the Company's stock is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company's stock only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's stock or (B) a group of pension trusts individually holding more than 10% of the value of the Company's stock collectively owns more than 50% of the value of the Company's stock. However, the Ownership Limitation should prevent any Exempt Organization from owning more than 10% of the value of the Company's stock.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and are not designated by the Company as capital gains dividends will be treated as ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Common Stock is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a foreign corporation). The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The Service issued proposed regulations in April 1996 that would modify the manner in which the Company complies with the withholding requirement.

     Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's Common Stock, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his Common Stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     In August 1996, the U.S. Congress passed the Small Business Job Protection Act of 1996, which requires the Company to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by the Company as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of his Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. Because the Common Stock is publicly traded, no assurance can be given that the Company is or will continue to be a "domestically controlled REIT". In addition, a Non-U.S. Shareholder that owned (actually or constructively) 5% or less of the Company's outstanding Common Stock at all times during a specified testing period will not be subject to tax under FIRPTA if the Company's Common Stock is "regularly traded" on an established securities market (e.g., the Nasdaq Stock Market on which the Common Stock is currently traded). Furthermore, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Common Stock is effectively connected with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder will be subject to the same a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of foreign corporations).

OTHER TAX CONSEQUENCES

     The Company, the Partnership, and the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business, or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, PROSPECTIVE SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.

TAX ASPECTS OF THE PARTNERSHIP

     The following discussion summarizes certain federal income tax considerations applicable to the Company's investment in the Partnership. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

  Classification as a Partnership

     The Company is entitled to include in its income its distributive share of the Partnership's income and to deduct its distributive share of the Partnership's losses only if the Partnership is classified for federal income tax purposes as a partnership rather than as an association taxable as a corporation. An entity will be classified as a partnership rather than as a corporation or an association taxable as a corporation for federal income tax purposes if the entity (i) is treated as a partnership under Treasury Regulations, effective January 1, 1997, relating to entity classification (the "Check-the-Box Regulations") and (ii) is not a "publicly traded" partnership.

     In general, under the Check-the-Box Regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as the Partnership, will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification, (ii) the entity and all members of the entity recognized the federal tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (iii) neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination. The Partnership intends to continue to be treated as a partnership under the Check-the-Box Regulations. In addition, the Company has represented that (a) the Partnership will not elect to be treated as an association taxable as a corporation for federal income tax purposes under the Check-the-Box Regulations and (b) neither the Partnership nor any partner thereof was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the Partnership was under examination.

     A "publicly traded" partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership's gross income for a taxable year consists of "qualifying income" under section 7704(d) of the Code, which generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs (the "90% Passive-Type Income Exception"). See
"-- Requirements for Qualifications -- Income Tests." The U.S. Treasury Department has issued regulations effective for taxable years beginning after December 31, 1995 (the "PTP Regulations") that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (a) substantially all of the value of the owner's interest in the flow-through entity's interest (direct or indirect) in the Partnership and (b) a principal purpose of the use of the flow-through entity is attributable to the flow-through entity is to permit the partnership to satisfy the 100-partner limitation. The Company believes that the Partnership qualifies for the Private Placement Exclusion and that if the Partnership were considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, the Partnership should not be treated as a corporation because it should be eligible for the 90% Passive-Type Income Exception.

     The Partnership has not requested, and does not intend to request, a ruling from the Service that it will be classified as a partnership for federal income tax purposes. Instead, prior to issuing Securities, the Company expects to obtain an opinion of Hunton & Williams that the Partnership will be treated for federal income tax purposes as a partnership and not as a corporation or an association taxable as a corporation. No assurance can be given that the Service will not challenge the status of the Partnership as a partnership for federal income tax purposes. If such challenge were sustained by a court, the Partnership would be treated as a corporation for federal income tax purposes, as described below.

     If for any reason the Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to qualify as a REIT. See "-- Requirements for Qualification -- Income Tests" and "-- Requirements for Qualification -- Asset Tests." In addition, any change in the Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "Federal Income Tax
Considerations -- Requirements for Qualification -- Distribution Requirements." Further, items of income and deduction of the Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, the Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Partnership's taxable income.

  Income Taxation of the Partnership and its Partners

     Partners, Not the Partnership, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, the Company is required to take into account its allocable share of the Partnership's income, gains, losses, deductions, and credits for any taxable year of the Partnership ending within or with the taxable year of the Company, without regard to whether the Company has received or will receive any distribution from the Partnership.

     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under section 704 (b) of the Code if they do not comply with the provisions of section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnership's allocations of taxable income, gain and loss are intended to comply with the requirements of section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations With Respect to Contributed Properties.  Pursuant to
section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department has issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by section 704(c) of the Code and outlining several reasonable allocation methods.

     Under the Partnership Agreement, depreciation or amortization deductions of the Partnership generally are allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that Code section 704(c) requires otherwise with respect to the Contributed Hotels owned by the Partnership. In addition, gain on the sale of a Contributed Hotel owned by the Partnership will be specially allocated to the contributing Partner or Partners (including the Company, if applicable) to the extent of any "built-in" gain with respect to such Contributed Hotel for federal income tax purposes. The application of section 704(c) to the Partnership is not entirely clear, however, and may be affected by Treasury Regulations promulgated in the future.

     Basis in Partnership Interest. The Company's adjusted tax basis in its partnership interest in the Partnership generally is equal to (i) the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) increased by (A) its allocable share of the Partnership's income and (B) its allocable share of indebtedness of the Partnership, and (iii) reduced, but not below zero, by (A) its allocable share of the Partnership's loss and (B) the amount of cash distributed to the Company, and by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Partnership.

     If the allocation of the Company's distributive share of the Partnership's loss would reduce the adjusted tax basis of the Company's interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that the Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the Company), would reduce the Company's adjusted tax basis below zero, such distributions (including such constructive distributions) will constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as capital gain, and, if the Company's interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

     Depreciation Deductions Available to the Partnership. To the extent that the Partnership has acquired or will acquire, as the case may be, the Hotels in exchange for cash, the Partnership's initial basis in such Hotels for federal income tax purposes generally is or will be equal to the purchase price paid by the Partnership. The Partnership generally depreciates such depreciable hotel property for federal income tax purposes under the modified accelerated cost recovery system of depreciation ("MACRS"). Under MACRS, the Partnership generally depreciates furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half year convention. If, however, the Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under MACRS, the Partnership generally depreciates buildings and improvements over a 39-year recovery period using a straight line method and a mid-month convention. The Partnership has acquired some of the Hotels in exchange for Units. In addition, the Company acquired one of the Hotels pursuant to a merger of the corporation that owned that Hotel into the Company. The Partnership's or the Company's, as the case may be, initial basis in such Hotels for federal income tax purposes should be the same as the transferor's basis in such Hotels on the date of acquisition by the Partnership. Although the law is not entirely clear, the Partnership and the Company generally depreciate such depreciable hotel property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The Partnership's tax depreciation deductions are allocated among the partners in accordance with their respective interests in the Partnership (except to the extent that the Partnership is required under Code section 704(c) to use a method for allocating depreciation deductions attributable to the Contributed Hotels or other contributed properties that results in the Company receiving a disproportionate share of such deductions).

SALE OF THE COMPANY'S OR THE PARTNERSHIP'S PROPERTY

     Generally, any gain realized by the Company or the Partnership on the sale of property held by it for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership on the disposition of the Contributed Hotels will be allocated first to the partners who contributed those hotels under section 704(c) of the Code to the extent of such partners' "built-in gain" on those Hotels at the time of the disposition for federal income tax purposes. The contributing partners' "built-in gain" on the Contributed Hotels sold will equal the excess of the Contributing Partners' proportionate share of the book value of those Hotels as reflected in the Partnership's capital accounts over the Contributing Partners' adjusted tax basis allocable to those Hotels at the time of the sale. Any remaining gain recognized by the Partnership on the disposition of the Contributed Hotels will be allocated among the partners in accordance with their respective percentage interests in the Partnership. The Board of Directors has adopted a policy to which the Winston Affiliates have consented that any decision to sell a Hotel will be made by a majority of the Independent Directors. See "Risk
Factors -- Conflicts of Interest."

     The Company's share of any gain realized by the Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Requirements for Qualification -- Income Tests." Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. The Company, however, does not presently intend to acquire or hold or allow the Partnership to acquire or hold any property that constitutes inventory or other property held primarily for sale to customers in the ordinary course of the Company's or the Partnership's trade or business.


RECENTLY ENACTED LEGISLATION



     In August 1997, the U.S. Congress enacted, and the President signed into law, the Taxpayer Relief Act of 1997 (the "Act"), which modifies certain Code provisions relating to REIT qualification effective for taxable years beginning after the date of enactment of the Act. The provisions of the Act are summarized below and will apply to the Company effective January 1, 1998.



          1. 30% Gross Income Test. REITs no longer will be subject to the 30% gross income test.



          2. Hedging Instruments. Income and gain from the sale of all instruments entered into by a REIT to hedge interest rate risk with respect to debt incurred to acquire or carry real estate assets, including interest rate swap or cap agreements, options, futures and forward rate contracts, and other similar financial instruments, will be qualifying income for purposes of the 95% income test.



          3. Ownership. A REIT that fails to comply with the requirements for ascertaining the ownership of its shares in any taxable year will incur a penalty of $25,000 ($50,000 for intentional violations) instead of being disqualified as a REIT. A REIT that complies with all the requirements for ascertaining the ownership of its outstanding shares in a taxable year and does not have reason to know that it violated the 5/50 Rule will be deemed to have satisfied the 5/50 Rule for such taxable year.



          4. De Minimis Services Income. A REIT will be permitted to render a de minimis amount of impermissible services to its tenants, or manage or operate property, and treat the amounts received with respect to such property as "rents from real property," as long as the amount received with respect to the impermissible services or management does not exceed one percent of the REIT's gross income from the property.



          5. Credit for Tax Paid on Retained Capital Gains. A REIT will be able to elect to retain and pay income tax on its net long-term capital gain. In such a case, the REIT's shareholders would include in income their proportionate share of the undistributed long-term capital gain and would be deemed to have paid their proportionate share of the tax paid by the REIT. In addition, the shareholders' basis in their shares would be increased by the amount of the undistributed long-term capital gain included in their income, less the amount of tax paid by the REIT.



          6. Excess Noncash Income. Amounts includible in a REIT's income by reason of cancellation of indebtedness, and OID and coupon interest received by REITs in excess of related cash amounts, will not be subject to the 95% distribution requirement.



          7. Attribution of Ownership. For purposes of determining whether a tenant is a related party tenant or a person is an "independent contractor" within the meaning of Code section 856(c)(3), a partner's ownership only will be attributed to a partnership if the partner owns a 25% or greater interest in the capital or profits of the partnership.



          8. Earnings and Profits. Distributions by REITs of accumulated earnings and profits will be treated as made from the earliest accumulated earnings and profits, rather than the most recently accumulated earnings and profits. In addition, such distributions will not be treated as distributions for purposes of calculating the dividends paid deduction.



          9. Foreclosure Property. The Act lengthens the grace period for foreclosure property to the last day of the third full taxable year following the foreclosure property election, with the possibility that the Service could extend the grace period for an additional three years. A REIT will be able to revoke a foreclosure property election for any taxable year by filing a revocation on or before the due date for filing its REIT tax return. If a REIT revokes such an election, it may not make a foreclosure property election with respect to the property for any subsequent taxable year.



          10. Prohibited Transactions Safe Harbor. Property that is involuntarily converted will not count as a disposition of property under the prohibited transactions safe harbor.



          11. Shared Appreciation Mortgages. For purposes of the prohibited transactions safe harbor, if a REIT receives interest on a shared appreciation mortgage, the REIT will be treated as having held the property subject to the mortgage for at least four years if the property is sold within four years of the REIT's acquisition of the mortgage pursuant to a bankruptcy plan of the mortgagor, unless the REIT acquired the property with the intent to evict or foreclose or knew or had reason to know that the property would be sold in a bankruptcy proceeding.



          12. Qualified REIT Subsidiary. Any corporation wholly-owned by a REIT will be treated as a qualified REIT subsidiary, regardless of whether the corporation always has been owned by the REIT.



                              PLAN OF DISTRIBUTION


     The Company may sell the Securities in or outside the United States to or through underwriters and also may sell Securities directly to other purchasers or through agents. The Prospectus Supplement with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents, the initial public offering price, any underwriting discounts and other items constituting underwriters compensation, any discounts or concessions allowed or reallowed or paid to dealers, and any interdealer quotation system or securities exchanges on which the Securities may be listed.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement relating thereto. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Securities described in any applicable Prospectus Supplement if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.


     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is currently traded on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE or any other exchange on which the Common Stock is then traded, subject to official notice of issuance. The Company may elect to list any series of Preferred Stock on the NYSE or an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.


     Under agreements the Company may enter into, underwriters, dealers, and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1996 and 1995 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1996 and 1995 and the period June 2, 1994 through December 31, 1994 and the financial statement schedule as of December 31, 1996; the balance sheets of the Lessee as of December 31, 1996 and 1995 and the statements of income, shareholders' equity and cash flows for the years ended December 31, 1996 and 1995 and the period June 2, 1994 through December 31, 1994; the combined statements of income, equity and cash flows for the year ended December 31, 1995 of the Impac Acquisition Hotels (described in Note 1 to those financial statements); and the combined statements of income, capital deficiency and cash flows of the Initial Hotels (described in Note 1 to those financial statements) for the five months ended June 2, 1994; all incorporated by reference in this Prospectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS


     The legality of the Securities will be passed upon for the Company by King & Spalding, Atlanta, Georgia. In addition, the description of federal tax consequences contained in the Prospectus under the caption "Federal Income Tax Considerations" is based upon the opinion of Hunton & Williams, Richmond, Virginia. King & Spalding will rely on an opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. with respect to all matters involving North Carolina law.

             ======================================================

  No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus in connection with the offer made by this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this Prospectus Supplement and the accompanying Prospectus or in the affairs of the Company since the date hereof.

                             ---------------------

                               TABLE OF CONTENTS


                                            PAGE
                                            ----
             PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.............   S-1
Risk Factors..............................   S-9
Use of Proceeds...........................   S-9
Capitalization............................  S-10
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................  S-10
Properties................................  S-14
Management................................  S-21
Security Ownership of Management..........  S-23
Description of Series A Preferred Stock...  S-24
Certain Federal Income Tax
  Considerations..........................  S-32
Underwriting..............................  S-33
Legal Matters.............................  S-33
Experts...................................  S-34
Available Information.....................  S-34
Incorporation of Certain Documents by
  Reference...............................  S-35
Index to Pro Forma Financial Statements...  SF-1
                   PROSPECTUS
Available Information.....................     2
Incorporation of Certain Documents by
  Reference...............................     2
The Company...............................     4
Risk Factors..............................     6
Ratio of Earnings to Fixed Charges........    15
Use of Proceeds...........................    15
Distribution Policy.......................    15
Description of Capital Stock..............    16
Restrictions on Ownership of Common
  Stock...................................    18
Federal Income Tax Considerations.........    19
Plan of Distribution......................    36
Experts...................................    38
Legal Matters.............................    38


             ======================================================
             ======================================================
                                2,000,000 SHARES

                              WINSTON HOTELS, INC.

                               % SERIES A CUMULATIVE
                                PREFERRED STOCK

                      ------------------------------------

                             PROSPECTUS SUPPLEMENT
                      ------------------------------------

                         MORGAN KEEGAN & COMPANY, INC.

                              J.C. BRADFORD & CO.


                        RAYMOND JAMES & ASSOCIATES, INC.


                              SEPTEMBER    , 1997
             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by the Registrant in connection with the issuance and distribution of the Securities.


Securities and Exchange Commission, registration fee........  $   60,607
New York Stock Exchange Listing fees........................     133,600
Printing and mailing........................................     140,000
Accountant's fees and expenses..............................     200,000
Blue Sky fees and expenses..................................       5,000
Counsel fees and expenses...................................     250,000
Miscellaneous...............................................     163,293
                                                              ----------
          Total.............................................  $1,052,500
                                                              ==========


---------------

* To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation of the Company, generally, limit the liability of the Company's directors and officers to the Company and the shareholders for money damages to the fullest extent permitted from time to time by the laws of the State of North Carolina. The Articles of Incorporation also provide, generally, for the indemnification of directors and officers, among others, against judgments, settlements, penalties, fines and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities except in connection with a proceeding by or in the right of the Company in which the director was adjudged liable to the Company or in connection with any other proceeding, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors and officers of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

ITEM 16.  EXHIBITS


  4.1   --  Form of Share Certificate (incorporated by reference to
            Exhibit 4.1 to the Company's Registration Statement on Form
            S-11 (Registration No. 33-76602))
  5.1   --  Opinion of King & Spalding
  8.1   --  Form of Opinion of Hunton & Williams as to Tax Matters
*12.1   --  Statement Regarding Computation of Ratios
 23.1   --  Consent of King & Spalding (included in Exhibit 5.1)
 23.2   --  Consent of Hunton & Williams (included in Exhibit 8.1)
 23.3   --  Consent of Coopers & Lybrand L.L.P.
*24.1   --  Power of Attorney (included on signature page)


---------------


* Previously filed.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such posteffective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on the 2nd day of September, 1997.


                                          WINSTON HOTELS, INC.

                                          By:  /s/ ROBERT W. WINSTON, III
                                            ------------------------------------
                                                   Robert W. Winston, III
                                                Chief Executive Officer and
                                                          President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of September, 1997.



                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

               /s/ CHARLES M. WINSTON                    Chairman of the Board        September 2, 1997
-----------------------------------------------------      (Principal Executive
                 Charles M. Winston                        Officer)

             /s/ ROBERT W. WINSTON, III                  Chief Executive Officer,     September 2, 1997
-----------------------------------------------------      President and Director
               Robert W. Winston, III

                /s/ PHILIP R. ALFANO                     Senior Vice President,       September 2, 1997
-----------------------------------------------------      Chief Financial Officer
                  Philip R. Alfano                         and Secretary (Principal
                                                           Financial Officer and
                                                           Principal Accounting
                                                           Officer)

                /s/ JAMES H. WINSTON                     Director                     September 2, 1997
-----------------------------------------------------
                  James H. Winston

              /s/ THOMAS F. DARDEN, II                   Director                     September 2, 1997
-----------------------------------------------------
                Thomas F. Darden, II

              /s/ RICHARD L. DAUGHERTY                   Director                     September 2, 1997
-----------------------------------------------------
                Richard L. Daugherty

                          *                              Director                     September 2, 1997
-----------------------------------------------------
                     Paul Fulton

                 /s/ EDWIN B. BORDEN                     Director                     September 2, 1997
-----------------------------------------------------
                   Edwin B. Borden

              *By: /s/ PHILIP R. ALFANO
  ------------------------------------------------
                  Philip R. Alfano
                  Attorney-in-fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  4.1      --  Form of Share Certificate (incorporated by reference to
               Exhibit 4.1 to the Company's Registration Statement on Form
               S-11 (Registration No. 33-76602))
  5.1      --  Opinion of King & Spalding
  8.1      --  Form of Opinion of Hunton & Williams as to Tax Matters
*12.1      --  Statement Regarding Computation of Ratios
 23.1      --  Consent of King & Spalding (included in Exhibit 5.1)
 23.2      --  Consent of Hunton & Williams (included in Exhibit 8.1)
 23.3      --  Consent of Coopers & Lybrand L.L.P.
*24.1      --  Power of Attorney (included on signature page)


---------------


* Previously filed.